SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

First Half 2006 Results

Annual objectives maintained in full

•	Core Business revenue growth accelerated in Q2 to 8.4% at constant currency
•	Core Business revenue growth of 4.5% for H1 at constant currency
•	EBIT margins for Core Business of 5.2% for H1
•	Cost base expected to be cut by €150 million in the year
•	Broad offering in digital media expands customer base

Paris, 27 July 2006 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE :TMS), chaired by Frank E. Dangeard, met on 25 July 2006 to review and approve the Group’s first half year 2006 results published today.

Overall, the first half performance reflects expected seasonality and trends in our businesses, and is consistent with the Group’s full year financial objectives.

The market conditions experienced in the fourth quarter 2005 continued for much of the first half in the Services and Systems & Equipment divisions. However, constant currency Core Business revenue growth increased in 2Q06 to 8.4%, against 1% in 1Q06. The first half profitability in these divisions reflects the expected seasonality of our businesses, the market conditions referred to above, and also the restructuring actions put in place to drive operational improvements and synergies across the Group in the second half.

Our markets continue to evolve rapidly, as clients change their business models to adapt to new technologies and to a more diverse digital media market. These market transitions also provide opportunities for Thomson to expand its customer base.

Commenting on the first half results, Chairman and CEO Frank E. Dangeard said:

“The first half saw a robust response from the Group to challenging markets, consistent with our focus this year on execution, integration and synergies. Estimated cost take-out opportunities for 2006 total €150 million, through which we expect to drive a significant improvement in our profitability year-on-year in the second half. The Group’s broad offering in digital media enables us to expand our customer base and generate growth opportunities. The Group starts the second half fully focused on achieving our annual objectives.”

Summary of Consolidated First Half 2006 Results (unaudited)

Reported revenues and results for continuing operations are broken down for analysis purposes between the three Media & Entertainment divisions - Services, Systems & Equipment and Technology, together with the associated Corporate costs, which are collectively termed “Core Business” - and Thomson’s Displays & CE Partnerships activity (“Non-Core”). “Continuing operations” refer to all the above businesses which are not treated as discontinued. Reported IFRS revenues and profit from continuing operations and before tax and finance costs (“EBIT”) exclude discontinued operations, principally for the periods reported in this release the Audio/Video and Accessories businesses including the Group’s retail terrestrial decoder activity (together “AVA”) and for 1H05 also the exited Displays activities. The table below sets out our results on a reported basis, revenues as adjusted for currency movements are shown in a table in the section headed Thomson Core Divisional Review.

In € millions unless otherwise stated	1H06(1)	1H05(1)

Net Revenues	2,629	2,580 (1)
Core Business Net Revenues	2,569	2,405
Services	1,112	1,069
Systems & Equipment	1,181	1,058
Technology	263	259
Corporate	13	19
Non-Core continuing operations	60	175

Core Business EBIT(2)	133	198
Services	8	65
Systems & Equipment	24	35
Technology	140	139
Corporate	(39)	(41)
EBIT from Non-Core continuing operations	(25)	(55)
Profit from continuing operations before financial costs, associates and tax	108	143 (1)

Financial Result	(45)	(31)
Loss from Associates	(42)	(7)
Income Tax	(18)	(47)
Profit from continuing operations	3	58
Loss from discontinued operations	(74)	(496)

Net loss (before minority interest)	(71)	(438)
______________
(1)

Results for 1H05 and 1H06 are presented according to IFRS 5 and therefore exclude activities now treated as discontinued from results for continuing operations. Prior period results are adjusted to take account of the current perimeter of discontinued operations. The previously reported revenues and EBIT for Thomson for 1H05 were €2,968 million and €65 million respectively, of which €388 million and a loss of €78 million respectively were from activities since treated as discontinued (principally the AVA businesses, and the Bagneaux glass operation disposed of in 2H05).

(2)	Core Business EBIT reflects restructuring charges amounting to €28 million (1H05, €14 million).

Second Quarter 2006 Revenues

Core Business revenues for 2Q06 were €1,331 million (2Q05 €1,229 million). Core revenue growth year-on-year picked up to 8.3%, or 8.4% at constant currency, against 1% in 1Q06, with revenue growth in the Systems & Equipment division of 15.2% in the quarter.

First Half 2006 Results

Thomson’s Core Business reported net revenues for 1H06 of €2,569 million (1H05, €2,405 million), an increase of 6.8% year-on-year. Currency movements increased Core Business revenues for the half by €55 million. Revenues for the half excluding currency movements therefore increased 4.5% year-on-year.

Perimeter effects from 2005 and 1H06 acquisitions added €270 million to revenues during 1H06 (€136 million in 2Q06). This reflected the effect of both the first time consolidation of acquisitions and significant organic growth in businesses acquired during 1H05 (namely Inventel and Cirpack).

Total reported revenues from continuing operations for the Group for 1H06 were €2,629 million (1H05 €2,580 million).

Research and development expenditure charged in the Core Business (net of external funding) rose from €109 million for 1H05 to €138 million for 1H06, an increase of 27% principally in the Systems division.

Restructuring charges in continuing operations amounted to €31 million in 1H06 (1H05, €20 million), of which €28 million (1H05, €14 million) related to Core Business. The Core Business EBIT also reflects a number of one-off inventory write-downs and provisions.

Consequently Core Business EBIT for 1H06 was €133 million, representing a Core Business EBIT margin of 5.2% (1H05, €198 million, 8.3% margin).

Non-Core continuing operations lost €25 million before tax and financial result in 1H06 – a significant reduction compared to 1H05 (1H05, loss €55 million), as anticipated at the time of announcement of the 2005 full year results.

Accordingly the consolidated profit from continuing operations before taxes and finance costs reached €108 million in 1H06 (1H05, €143 million).

Finance costs were €45 million in 1H06 (1H05, €31 million) and the share of loss from associates was €42 million (1H05, loss €7 million), mainly related to the Group’s holding in TCL Multimedia (including a non-cash impairment charge of €30 million). The tax charge was €18 million (1H05, €47 million).

The Group profit from continuing activities for the half was therefore €3 million (1H05, €58 million).

Certain activities were treated in the 1H06 results and/or 1H05 comparative figures as Discontinued Operations under IFRS 5 – principally the held-for-sale AVA businesses and for 1H05 also the exited Displays activities. The loss from discontinued activities totaled €74 million for 1H06 (1H05, €496 million), of which €70 million relates to the AVA businesses (1H05, €22 million). The 1H05 figure includes €468 million related to the Displays activities exited during 2005.

The net loss for the Group for 1H06 was therefore €71 million (1H05, loss €438 million).

The Core Business generated free cash flow (net operating cash flow from Core Business after tax and finance costs, less net capital expenditure) of €87 million in 1H06. Cash outflows for acquisition spending totaled €232 million, notably on Canopus and Thales Broadcast & Multimedia which were announced in late 2005. Other cash outflows included the one off payment of €59 million in respect of accrued interest on the convertible bond redeemed in January 2006, acquisitions and in discontinued operations the payments due on the disposal in 2005 of Anagni and Bagneaux.

Net debt at 30 June 2006 totaled €1,509 million, compared to total net debt of €1,464 million as at 31 December 2005 (including debt related to acquisitions of €138 million).

Outlook

2006 is focused on execution: integrating our new businesses, improving our cost base, better serving our customers, and generating cashflow.

We indicated at the time of announcement of the full year 2005 results that in addition to the seasonality of our business in favour of the 2H06, we would be implementing cost saving programmes early in the year in order to improve profitability, principally from 2H06 onwards. We have taken significant actions in DVD Services in the first half and initiated cost saving programmes in Film and Content Services. In Systems, cost savings have already been achieved in the areas of Access Platforms & Gateways serving telecom customers, and we will be focusing in the second half on cost takeouts in the operations serving satellite and cable customers. The estimated gross amount of savings from these programs across the Group in 2006 is €150 million.

Our key operational targets for the full year remain unchanged at sales growth in our Core Business in 2006 above 8.5% and an EBIT margin in our Core Business also above 8.5%.

**************

FIRST HALF 2006 THOMSON CORE DIVISIONAL REVIEW

First Half 2006 Core Business Revenues & EBIT

In € millions and %	1H06	1H05	1H06	% change

	actual	actual	constant currency	constant currency
Core Net Revenues	2,569	2,405	2,514	+4.5
Services	1,112	1,069	1,081	+1.2
Systems & Equipment	1,181	1,058	1,160	+9.6
Technology	263	259	260	+0.6
Corporate	13	19	13	Nm

Core EBIT	133	198
Services	8	65
Systems & Equipment	24	35
Technology	140	139
Corporate	(39)	(41)

Second Quarter 2006 Core Business Revenues

In € millions and %	2Q06	2Q05	2Q06	% change

	actual	actual	constant currency	constant currency
Core Net Revenues	1,331	1,229	1,332	+8.4
Services	548	520	549	+5.6
Systems & Equipment	643	559	643	+15.2
Technology	134	142	134	-5.7
Corporate	6	8	6	Nm

SERVICES

During the first half the Services division continued to prioritize profitability and cash generation in its physical media businesses, whilst expanding its growth businesses in electronic media. Restructuring in both DVD and Film activities was pursued, with a view to achieving a significant increase in profitability in 2H06. Despite the maturing of the market, DVD Services returned to unit growth in the second quarter, and film footage grew throughout the half.

Revenues

Revenues for the Services division reached €548 million for 2Q06 (2Q05, €520 million). Currency movements decreased revenues during the quarter by €1 million. Revenues excluding currency movements for the quarter therefore grew by 5.6% year-on-year.

Revenues for the Services division reached €1,112 million for 1H06 (1H05, €1,069 million). Currency movements increased revenues during the half by €31 million. Revenues excluding currency movements for the half therefore grew by 1.2% year-on-year.

The decline in revenues from DVD Services for the half was offset by growth in Film Services, Content Services and Network Services. Perimeter effects from 2005 and 1H06 acquisitions (PRN, VCF Thematiques and Convergent in Network Services) added €84 million to revenues during the half.

•	Physical media revenues for the half were mixed with a decline in DVD Services partially offset by an increase in Film Services.

In Film, footage grew year-on-year by 6.1% in the half overall to reach 2.47 billion feet, with second quarter footage reaching 1.3 billion feet. Key titles in the half included Superman Returns, Pirates of the Caribbean II and Cars.

DVD volumes for the second quarter showed a 6.6% increase in units from 244 million units to 260 million units, and accordingly units for the half were broadly flat year-on-year at 559 million units (1H05, 556 million units), in contrast to the fall in units reported in the first quarter. However an increased proportion of kiosk volumes and some price reductions on studio volumes resulted in a year on year decline in revenues for 1H06. Key titles in DVD for the half were Chronicles of Narnia, King Kong and Wallace & Gromit in The Curse of the Were-Rabbit, supplemented by good performance from TV titles such as Lost and Desperate Housewives.

VHS duplication continued its decline during the half, with revenues falling €26 million year-on-year. VHS will no longer contribute significantly to revenues going forward.

•

Our revenues driven by digital and electronic media grew well in 1H06. Content Services grew organically, with revenue development across a number of business lines, including digital intermediates and international versioning. We started work on visual effects in China and took on additional work with both the major studios and advertising clients. The half included visual effects work for Da Vinci Code, X Men 3 and Poseidon Adventure, digital intermediates for My Super Ex-Girlfriend and international versioning for Pirates of the Caribbean II and Cars.

Network Services grew significantly in the half, with progress across all its operations. The cinema and retail advertising businesses in the US (Screenvision and PRN) continue to benefit from a shift away from traditional TV advertising to more targeted out-of-home formats. PRN continues to expand our retail media offerings with leading retailers, like Wal-Mart. Likewise our Convergent network installation and maintenance unit is benefitting from the adoption of digital video technologies by a wide variety of enterprises. We recently won installation and maintenance business with a major US financial institution and, working with the Systems division, are assisting a key customer, Channel One, with a major digital upgrade of their network. In broadcast services, we deployed the first High Definition channel for a multichannel platform in the UK, built out and commissioned the TV5 platform in Paris and also recently won the contract to operate the 24 hour French news channel, France 24 (jointly with the Systems division). A particular focus has been on integration of our operational activities in the US, notably using our Convergent network installation and maintenance capabilities across the Services division.

Electronic Distribution Services generated limited revenues in the half but launched the beta testing of Technicolor Digital Cinema systems and announced an agreement with the cinema operator Kinepolis to install digital cinema systems in Belgium, our first step in the rollout of digital cinema in Europe.

Profitability and margins

Profit before taxes and finance costs for the Services division amounted to €8 million in 1H06 (1H05, €65 million). The division’s profit margin was 0.7% for 1H06 (1H05, 6.1%).

The division’s profitability for the first half reflects seasonality across all business lines, as well as being, as in the second half 2005, negatively impacted by DVD Services, with weak DVD volumes particularly in the first quarter and greater mix towards kiosk volumes which carry a lower margin than studio volumes. Electronic Distribution Services is loss-making, reflecting the Group’s investment in developing these services.

Various cost take out initiatives were launched in 1H06, which are expected to have a significant effect on profitability beginning in 2H06. In particular, in DVD Services cost saving programmes were implemented in 1H06 which are leading to more expected savings than previously indicated, with total estimated gross savings in 2006 of around €70 million, mainly in 2H06. These savings cover improved material usage and sourcing efficiency, increased operational efficiency and SG&A savings. The bulk of the Core Business restructuring charge booked by the Group in 1H06 of €28 million relates to DVD Services.

In addition cost saving programmes are being implemented in Film Services which are expected to generate gross cost savings in 2006 of around €30 million, again mainly in 2H06.

As indicated at the time of the full year 2005 results, the profitability of Services in 2006 is expected to be more weighted than usual towards the second half of the year.

SYSTEMS & EQUIPMENT

Our main aim in the half for the division was to ensure delivery of key set-top box platforms. We achieved this aim, albeit at a higher cost than initially planned. These new platforms include several “firsts” and Thomson maintains its market leadership in this market regionally and worldwide. Although the decoder business with satellite operators held back the overall growth of the division, we grew well in access products for cable and telecom operators. The Broadcast & Networks (Grass Valley) business showed rapid organic growth, enhanced by the acquisitions of Canopus and Thales Broadcast & Multimedia announced in late 2005. Overall, our Systems division has improved its balance and customer diversification in the half.

We have begun to deliver significant cost savings in the division, notably with telecom operators, (total estimated savings of around €45 million in 2006), and will start to seek similar opportunities in the second half in our business serving satellite and cable operators.

Our acquisitions in Broadcast & Networks (Canopus and Thales Broadcast & Multimedia) are in the process of integration, with savings to come in the second half as planned.

Underlying markets were little changed on prior periods. Thomson’s performance in access products going forward will be linked to the success of the subscriber acquisition programs of its customers which determine the speed of evolution of the installed base and new customers. In Broadcast & Networks the main drivers continue to be high definition and advanced compression.

Revenues

Revenues for the division reached €643 million for 2Q06 (2Q05, €559 million), an increase of 15.2%. Currency movements had no net effect on revenues during the quarter.

Revenues for the division for the first half thus reached €1,181 million (1H05, €1,058 million). Currency movements increased sales during the half by €21 million. Revenues excluding currency movements therefore grew by 9.6% year-on-year.

Perimeter effects due notably to the 2005 and 1H06 acquisitions of Inventel and Cirpack (in AP&G) and TBM and Canopus (in Broadcast & Networks) added €184 million to net sales during the half, reflecting both the effect of first time consolidation of acquisitions and significant organic growth in businesses acquired during 1H05 (namely Inventel and Cirpack).

Good organic growth was also achieved in the Broadcast & Networks (Grass Valley) activity. Within our Access Platforms & Gateways activity, the significant growth in the business serving cable and telecom customers was outweighed by the decline in revenues from satellite customers, where the year-on-year comparison was challenging.

•

Broadcast & Networks (Grass Valley) New products contributed to a successful half with notable successes for the multi-format (standard- and high-definition) digital news production offering and initial orders for HD MPEG4 encoders, notably for IPTV applications. The prospects for our suite of products for mobile video services are also promising, as is the broadening portfolio of solutions we offer for video professionals working in the field of presentations.

•

Access Platforms & Gateways shipped 4.6 million satellite decoders in the half vs. 5.7 million in the particularly strong first half of 2005 (2Q06 2.3 million vs 2.6 million in 2Q05) – and 0.7 million cable decoders (vs 0.2 million in 1H05) demonstrating the growth from customer wins in this area over the last 12 months. During the half, the Group introduced a number of new advanced set-top box platforms for major satellite customers including HD MPEG4 for the US satellite market, HD MPEG4 and HD MPEG4 PVR in a number of European markets.

AP&G continued to grow its business with telecom customers during 1H06. Growth in triple-play enabled gateways continued to be the principal driver of revenues, with the continuing roll out of the France Telecom Livebox in particular. In addition the Group started to deliver triple-play enabled gateways to a number of other major telecom operators.

Profitability and margins

Profit before taxes and finance costs for the Systems & Equipment division amounted to €24 million in 1H06 (1H05, €35 million). The division’s EBIT margin for the half was 2.0% (1H05, 3.4%).

Systems continued to invest significantly during 1H06 in research and development, which increased from €66 million to €89 million or by around 35% year-on-year. Following the launch of various advanced set-top box platforms in the first half of the year, the level of R&D in AP&G particularly is expected to reduce in the second half of 2006 and into 2007.

TECHNOLOGY

Revenues

Revenues of the division reached €263 million for 1H06 (1H05, €259 million). Currency movements increased sales during the half by €3 million. Sales excluding currency movements therefore grew by 0.6% year-on-year.

Licensing revenues were €213 million for 1H06 (1H05, €212 million), an increase of 0.4% year-on-year. There was minimal impact from currency movements and a lower impact from one-offs compared to 1H05. Revenues continued to be robust, thanks to a continuing strong performance in digital programs, particularly MPEG-2 (licensed through the licensing pool administered by MPEGLA) and the success in developing newer licensing programs, particularly LCD. At the end of the quarter Thomson had over 900 licensing contracts outstanding, generated from its portfolio of around 50,000 patents across 23 licensing programs. Around 82% of licensing revenues for the quarter were generated from digital licensing programs.

Profitability and margins

Profit before taxes and finance costs amounted to €140 million in 1H06 (1H05, €139 million), a margin of 53.2% for the half (1H05, 53.8%).

The Licensing business contributed profits of €175 million in 1H06 (1H05, €179 million). The profit margin for Licensing was 82.1% in the half (1H05, 84.3%). The other continuing operations in the Technology division were broadly stable overall year-on-year.

The research and development costs accounted for within the Technology division, which includes the Group’s fundamental research operations, reached €47 million, a 15% increase on the 1H05 figure of €41 million.

CORPORATE

The charge before interest and finance costs of the Group’s unallocated corporate functions was €39 million in 1H06 (1H05, €41 million).

CONTINUING OPERATIONS - NON-CORE BUSINESS RESULTS

Revenues for Non-Core continuing activities, reported as the Displays & CE Partnerships segment, were €60 million for 1H06 (1H05, €175 million). Revenues for 1H06 reflect principally our residual sub-contract manufacturing operations (principally at Angers, France, supplying mainly TTE, and at Genlis, France, supplying displays components and set-top boxes), plus other minor residual TV related/after-sales businesses,

Non-Core continuing operations lost €25 million in 1H06 (1H05, loss €55 million) – a significant reduction, as anticipated at the time of announcement of the 2005 full year results.

FINANCIAL COSTS AND TAX

Interest expense

Net interest charges for continuing operations reached €38 million in 1H06 (1H05, €31 million.

Other financial income / (expense)

Other financial expense for continuing operations totalled €7 million in 1H06 (1H05, €0 million). This total is net of a €16 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond (1H05, €45 million).

Loss from associates

The loss from associates amounted to €42 million in 1H06 (1H05 loss, €7 million). This principally related to the Group’s holding in TCL Multimedia (including a non-cash impairment charge of €30 million).

Income Tax

The income tax charge for 1H06 for the Group amounted to €18 million (1H05, €47 million).

LOSS FROM DISCONTINUED OPERATIONS

Certain activities were treated as Discontinued Operations under IFRS 5 – principally the Audio/Video and Accessories businesses including the Group’s retail terrestrial decoder activity (together “AVA”) and for 1H05 also the exited Displays activities. The loss from discontinued activities totaled €74 million for 1H06 (1H05, €496 million), of which €70 million relates to the AVA businesses, reflecting the seasonal losses in AVA compounded by the impact of the application for the first time of the European lead-free environment regulations. The 1H05 figure includes €468 million related to the Displays activities exited during 2005 and €22 million related to the AVA businesses.

With regard to the sale of AVA, we continue to advance discussions with a number of parties, including at the letter of intent stage.

NET RESULT

The Group consolidated net loss, including the negative impact of the loss from Discontinued Operations and losses of Non-Core continuing operations, was €71 million for 1H06 (1H05, loss €438 million).

GROUP CASHFLOW AND BALANCE SHEET

Core Business Free Cashflow

The Core Business generated €87 million of free cashflow (net operating cashflow from Core Business after tax and finance costs, less net capital expenditure) in 1H06. This is comprised of Core Business EBITDA (EBIT plus depreciation and amortization) of €334 million, plus a reduction in working capital of €102 million, less other movements in assets and liabilities of €104 million, and tax, interest, restructuring and non-current cash of €101 million and net capital expenditures of €144 million.

	1H06	1H05

Services	135	124
Systems & Equipment	2	110
Technology	114	97
Corporate (inc. tax and financial(1))	(164)	(152)

Core Business Free Cashflow	87	179

______________
(1)	Excludes one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006

Other

The free cashflow for Non-Core continuing operations amounted to €60 million negative, giving total free cashflow from continuing operations of €32 million negative.

The net operating and investing cash outflows from discontinued operations totalled to €177 million. The largest elements in this related to the payments due on the disposal in 2005 of Anagni and Bagneaux, as well as losses from the AVA businesses.

In addition, the Group paid €232 million for acquisitions during the half, principally for Canopus, Thales Broadcast & Multimedia and Convergent.

Against this, the Group realized a total of €116 million from its financial assets during the half.

As a result overall net cash outflow from operating and investing activities for both continuing and discontinued operations totaled €325 million.

Balance Sheet

The Group’s net debt was €1,509 million at 30 June 2006, reflecting inter alia the €232 million cash payments for acquisitions referred to above. This compared to total net debt of €1,464 million as at 31 December 2005 (including debt related to acquisitions of €138 million).

During the half the Group raised $450 million through a private placement of senior notes with various maturities from 3 to 10 years. This financing was used to repay shorter-term debt financing.

The current number of shares in issue is 273,871,296, a slight increase of 563,264 on the 31 December 2005 total, following the exercise of warrants issued in October 2004. Treasury shares were used as planned for installment payments on the Inventel and Cirpack acquisitions and in partial payment for the shares acquired in the Canopus acquisition. Shareholders’ funds totaled €1,983 million at 30 June 2006 (30 June 2005, €2,209 million).

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

APPENDICES

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS (unaudited)

CONSOLIDATED BALANCE SHEETS (unaudited)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (unaudited)

Unaudited CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	Six months ended		Year ended December 31, 2005

(€ in millions)	June 30, 2006	June 30, 2005 (*)

Continuing operations:
Revenues	2,629	2,580	5,591
Cost of sales	(2,034)	(1,979)	(4,240)

Gross margin	595	601	1,351

Selling, general, administrative expenses and others	(349)	(346)	(734)
Research and development expense	(138)	(112)	(227)

Profit from continuing operations before tax and financial result	108	143	390

Interest expense	(38)	(31)	(78)
Other financial income (expense)	(7)	—	25

Financial result	(45)	(31)	(53)

Share of profit (loss) from associates	(42)	(7)	(82)
Income tax	(18)	(47)	(68)

Profit (loss) from continuing operations	3	58	187

Discontinued operations:
Profit (loss) from discontinued operations	(74)	(496)	(760)

Net income (loss)	(71)	(438)	(573)

Attributable to
Equity Holders	(71)	(429)	(574)
Minority interests	—	(9)	1

______________

(*)	Refer to Note 3 of our consolidated financial statements for bridge between previously published statement of operations and actual one.

	Six months ended		Year ended December 31, 2005

(in euro, except number of shares)	June 30, 2006	June 30, 2005

Weighted average number of shares outstanding (basic net of treasury stock)	260,147,961	270,017,384	266,539,917
Earnings per share from continuing operations attributable to the equity holders of the Group
- basic (*)	(0.02)	0.21	0.68
- diluted	(0.06)	0.09	0.37
Earnings per share from discontinued operations attributable to the equity holders of the Group
- basic	(0.29)	(1.80)	(2.85)
- diluted	(0.26)	(1.63)	(2.59)
Total earnings per share attributable to the equity holders of the Group
- basic	(0.31)	(1.59)	(2.17)
- diluted	(0.32)	(1.54)	(2.22)

______________

(*)	After deduction of the dividends due on the subordinated perpetual notes.

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Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	June 30, 2006	December 31, 2005

ASSETS
Non-current assets:
Property, plant and equipment	878	886
Goodwill	1,748	1,756
Intangible assets	1,081	1,150
Investments in associates	150	204
Investments and financial assets available-for-sale	215	341
Derivative financial instruments	1	1
Contract advances	137	173
Deferred tax assets	357	379
Other non-current assets	241	182

Total non-current assets	4,808	5,072

Current assets:
Inventories	419	333
Trade accounts and notes receivable	969	1,315
Current accounts with associates and joint-ventures	99	115
Derivative financial instruments	9	9
Other current assets	631	644
Marketable securities	—	7
Cash and cash equivalents	1,147	996

Total current assets	3,274	3,419

Assets classified as held for sale	310	369

Total assets	8,392	8,860

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Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	June 30, 2006	December 31, 2005

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock (273,308,032 shares at December 31, 2005 and additional 563,264 shares at June 30, 2006, nominal value € 3.75 per share )	1,027	1,025
Treasury shares	(225)	(239)
Additional paid in capital	1,785	1,771
Subordinated perpetual notes	500	500
Other reserves	9	43
Retained earnings	(1,091)	(980)
Cumulative translation adjustment	(22)	89

Shareholders’ equity	1,983	2,209

Minority interests	8	7

Total equity	1,991	2,216

Non-current liabilities:
Borrowings	1,160	858
Reserve for post-employment benefits	774	877
Restructuring provisions	8	9
Derivative financial instruments	57	57
Other provisions	76	185
Deferred tax liabilities	161	162
Other non-current liabilities	85	103

Total non-current liabilities	2,321	2,251

Current liabilities:
Borrowings	1,496	1,464
Derivative financial instruments	5	10
Reserve for post-employment benefits	64	62
Restructuring provisions	65	45
Other provisions	69	77
Trade accounts and notes payable	1,060	1,164
Accrued employee expenses	153	166
Income tax payable	42	47
Other current liabilities	789	750
Payables on acquisition of companies	—	138

Total current liabilities	3,743	3,923

Liabilities directly associated with assets classified as held for sale	337	470

Total liabilities, shareholders’ equity and minority interests	8,392	8,860

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Unaudited CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30,

(€ in millions)	2006	2005	Year ended December 31, 2005

Net Income	(71)	(438)	(573)
Profit (Loss) from discontinued operations	(74)	(496)	(760)
Profit (Loss) from continuing operations	3	58	187

Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization	202	218	443
Write-off of assets	—	10	29
Net changes in provisions, risks and charges	(23)	(35)	(15)
Profit / (loss) on asset sales	1	(2)	—
Interest Income and Expense	38	31	78
Other including tax	48	21	70
Changes in working capital and other assets and liabilities	(8)	74	(33)
Cash generated from continuing operations	261	375	759
Interest paid	(54)	(51)	(64)
Accrued interest premium paid on convertible bond (1)	(59)	—	—
Interest received	9	9	14
Income tax paid	(44)	(47)	(67)
Net operating cash generated from continuing activities	113	286	642
Net operating cash used in discontinued operations (2)	(44)	(200)	(342)

Net cash provided by operating activities (I)	69	86	300

Acquisition of subsidiaries, associates and investments, net of cash acquired	(232)	(244)	(470)
Acquisition of Videocon Industries shares (2)	—	—	(240)
Net proceeds from sale of investments	94	1	4
Proceeds from sale (purchases) of marketable securities	8	29	52
Purchases of property, plant and equipment (PPE)	(93)	(102)	(192)
Proceeds from sale of PPE	4	3	10
Purchases of intangible assets including capitalization of R&D costs	(56)	(48)	(102)
Loans (granted to) / reimbursed by third parties	14	43	47
Net investing cash used in continuing activities	(261)	(318)	(891)
Net investing cash used in discontinued operations (2)	(133)	(163)	(5)

Net cash used in investing activities (II)	(394)	(481)	(896)

Proceeds from issuance of deeply subordinated notes	—	—	492
Purchase of treasury shares and others (3)	9	(80)	(283)
Repayments of convertible bonds	(611)	(588)	(588)
Proceeds from borrowings	1,147	258	592
Repayments of borrowings	(43)	(298)	(423)
Dividends paid to Group’s shareholders	—	(77)	(77)
Dividends paid to minority interests	(1)	(1)	(2)
Net financing cash generated from continuing activities	501	(786)	(289)
Net financing cash used in discontinued operations (4)	(11)	—	16

Net cash (used) / provided by financing activities (III)	490	(786)	(273)

Net (decrease)/increase in cash and cash equivalents (I+II+III)	165	(1,181)	(869)

Cash and cash equivalents at beginning of period	996	1,848	1,848

Exchange gains/(losses) on cash and cash equivalents	(14)	21	17

Cash and cash equivalents at end of period	1,147	688	996

______________
(1)	Interest premium due at maturity on January 1, 2006 on the convertible bond issued in October 2000 and repaid.
(2)

The yearly 2005 cash outflow related to discontinued operations amounts to €(347) million (of which €(342) million from operating activities) and is net of cash received for the sale of Thomson’s Tubes activities and related technologies to Videocon for a consideration of €240 million which has been immediately reinvested into Videocon Industries shares for an amount of €240 million.

(3)	Corresponds to the conversion of BASA in 2006. In 2005 it includes a valued added tax reimbursement on capital increase fees for €9 million.
(4)	This amount is net of financing provided by the parent company for repayment of financial debts prior to disposal.

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Thomson Group

Unaudited THOMSON INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

Notes to the interim condensed consolidated financial statements

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Thomson Group

Unaudited CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

		Six months ended		Year ended December 31, 2005 (*)

(€ in millions)	Note	June 30, 2006	June 30, 2005 (*)

Continuing operations:
Revenues		2,629	2,580	5,591
Cost of sales		(2,034)	(1,979)	(4,240)

Gross margin		595	601	1,351

Selling, general, administrative expenses and others	(6)	(349)	(346)	(734)
Research and development expense	(7)	(138)	(112)	(227)

Profit from continuing operations before tax and financial result		108	143	390

Interest expense		(38)	(31)	(78)
Other financial income (expense)		(7)	—	25

Financial result	(8)	(45)	(31)	(53)

Share of profit (loss) from associates	(13)	(42)	(7)	(82)
Income tax	(9)	(18)	(47)	(68)

Profit (loss) from continuing operations		3	58	187

Discontinued operations:
Profit (loss) from discontinued operations	(10)	(74)	(496)	(760)

Net income (loss)		(71)	(438)	(573)

Attributable to
Equity Holders		(71)	(429)	(574)
Minority interests		—	(9)	1
______________
(*)	Refer to Note 3 for bridge between previously published statement of operations and actual one.

		Six months ended		Year ended December 31, 2005

(in euro, except number of shares)		June 30, 2006	June 30, 2005

Weighted average number of shares outstanding (basic net of treasury stock)		260,147,961	270,017,384	266,539,917
Earnings per share from continuing operations attributable to the equity holders of the Group	(25)
- basic (*)		(0.02)	0.21	0.68
- diluted		(0.06)	0.09	0.37
Earnings per share from discontinued operations attributable to the equity holders of the Group
- basic		(0.29)	(1.80)	(2.85)
- diluted		(0.26)	(1.63)	(2.59)
Total earnings per share attributable to the equity holders of the Group
- basic		(0.31)	(1.59)	(2.17)
- diluted		(0.32)	(1.54)	(2.22)
______________
(*)	After deduction of the dividends due on the subordinated perpetual notes.

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Thomson Group

Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2006	December 31, 2005

ASSETS
Non-current assets:
Property, plant and equipment	(11)	878	886
Goodwill	(12)	1,748	1,756
Intangible assets	(12)	1,081	1,150
Investments in associates	(13)	150	204
Investments and financial assets available-for-sale	(14)	215	341
Derivative financial instruments	(19)	1	1
Contract advances		137	173
Deferred tax assets	(9)	357	379
Other non-current assets		241	182

Total non-current assets		4,808	5,072

Current assets:
Inventories	(15)	419	333
Trade accounts and notes receivable	(16)	969	1,315
Current accounts with associates and joint-ventures		99	115
Derivative financial instruments	(19)	9	9
Other current assets		631	644
Marketable securities		—	7
Cash and cash equivalents	(17)	1,147	996

Total current assets		3,274	3,419

Assets classified as held for sale	(10)	310	369

Total assets		8,392	8,860

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Thomson Group

Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2006	December 31, 2005

LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:	(18)
Common stock (273,308,032 shares at December 31, 2005 and additional 563,264 shares at June 30, 2006, nominal value €3.75 per share )		1,027	1,025
Treasury shares		(225)	(239)
Additional paid in capital		1,785	1,771
Subordinated perpetual notes		500	500
Other reserves		9	43
Retained earnings		(1,091)	(980)
Cumulative translation adjustment		(22)	89

Shareholders’ equity		1,983	2,209

Minority interests		8	7

Total equity		1,991	2,216

Non-current liabilities:
Borrowings	(20)	1,160	858
Reserve for post-employment benefits	(21)	774	877
Restructuring provisions	(22)	8	9
Derivative financial instruments	(19)	57	57
Other provisions	(22)	76	185
Deferred tax liabilities	(9)	161	162
Other non-current liabilities		85	103

Total non-current liabilities		2,321	2,251

Current liabilities:
Borrowings	(20)	1,496	1,464
Derivative financial instruments	(19)	5	10
Reserve for post-employment benefits	(21)	64	62
Restructuring provisions	(22)	65	45
Other provisions	(22)	69	77
Trade accounts and notes payable		1,060	1,164
Accrued employee expenses		153	166
Income tax payable	(9)	42	47
Other current liabilities		789	750
Payables on acquisition of companies	(24)	—	138

Total current liabilities		3,743	3,923

Liabilities directly associated with assets classified as held for sale	(10)	337	470

Total liabilities, shareholders’ equity and minority interests		8,392	8,860

- Off-balance sheet commitments	(27)
- Contingencies	(28)

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Thomson Group

Unaudited CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Year ended December 31, 2005

(€ in millions)	Note	2006	2005

Net Income		(71)	(438)	(573)
Profit (Loss) from discontinued operations		(74)	(496)	(760)
Profit (Loss) from continuing operations		3	58	187

Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		202	218	443
Write-off of assets		—	10	29
Net changes in provisions, risks and charges		(23)	(35)	(15)
Profit / (loss) on asset sales		1	(2)	—
Interest Income and Expense	(8)	38	31	78
Other including tax		48	21	70
Changes in working capital and other assets and liabilities		(8)	74	(33)
Cash generated from continuing operations		261	375	759
Interest paid		(54)	(51)	(64)
Accrued interest premium paid on convertible bond (1)		(59)	—	—
Interest received		9	9	14
Income tax paid		(44)	(47)	(67)
Net operating cash generated from continuing activities		113	286	642
Net operating cash used in discontinued operations (2)		(44)	(200)	(342)

Net cash provided by operating activities (I)		69	86	300

Acquisition of subsidiaries, associates and investments, net of cash acquired	(26)	(232)	(244)	(470)
Acquisition of Videocon Industries shares (2)		—	—	(240)
Net proceeds from sale of investments	(14)	94	1	4
Proceeds from sale (purchases) of marketable securities		8	29	52
Purchases of property, plant and equipment (PPE)		(93)	(102)	(192)
Proceeds from sale of PPE		4	3	10
Purchases of intangible assets including capitalization of R&D costs		(56)	(48)	(102)
Loans (granted to) / reimbursed by third parties		14	43	47
Net investing cash used in continuing activities		(261)	(318)	(891)
Net investing cash used in discontinued operations (2)		(133)	(163)	(5)

Net cash used in investing activities (II)		(394)	(481)	(896)

Proceeds from issuance of deeply subordinated notes		—	—	492
Purchase of treasury shares and others (3)		9	(80)	(283)
Repayments of convertible bonds		(611)	(588)	(588)
Proceeds from borrowings		1,147	258	592
Repayments of borrowings		(43)	(298)	(423)
Dividends paid to Group’s shareholders		—	(77)	(77)
Dividends paid to minority interests		(1)	(1)	(2)
Net financing cash generated from continuing activities		501	(786)	(289)
Net financing cash used in discontinued operations (4)		(11)	—	16

Net cash (used) / provided by financing activities (III)		490	(786)	(273)

Net (decrease)/increase in cash and cash equivalents (I+II+III)		165	(1,181)	(869)

Cash and cash equivalents at beginning of period		996	1,848	1,848

Exchange gains/(losses) on cash and cash equivalents		(14)	21	17

Cash and cash equivalents at end of period		1,147	688	996

______________
(1)	Interest premium due at maturity on January 1, 2006 on the convertible bond issued in October 2000 and repaid.
(2)

The yearly 2005 cash outflow related to discontinued operations amounts to €(347) million (of which €(342) million from operating activities) and is net of cash received for the sale of Thomson’s Tubes activities and related technologies to Videocon for a consideration of €240 million which has been immediately reinvested into Videocon Industries shares for an amount of €240 million.

(3)	Corresponds to the conversion of BASA in 2006. In 2005 it includes a valued added tax reimbursement on capital increase fees for €9 million.
(4)	This amount is net of financing provided by the parent company for repayment of financial debts prior to disposal.

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Thomson Group

Unaudited CONSOLIDATED INTERIM STATEMENT OF RECOGNISED

INCOME AND EXPENSE

	Six months ended

(€ in millions)	June 30, 2006	June 30, 2005	Year ended December 31, 2005

Profit /(loss) for the period	(71)	(438)	(573)

Recognition of actuarial gains and losses in equity	63	—	(58)
Fair value gains (losses), gross of tax
- on available-for-sale financial assets	(32)	(5)	(24)
- on cash flow hedges	5	(15)	(11)
Currency translation adjustments	(112)	160	190
Tax effect	(3)	—	—

Total income and expense recognised directly in equity	(79)	140	97

Total recognised income and expense for the period	(150)	(298)	(476)

Attributable to
- Equity holders of the parent	(149)	(291)	(480)
- Minority interests	(1)	(7)	4

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Thomson Group

Unaudited CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Group

(€ in millions)	Share capital	Treasury shares	Additional Paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Minority interests	Total equity

Balance at December 31, 2004	1,025	(55)	1,751	—	(23)	(125)	(98)	18	2,493

Adoption of IAS 32 and 39	—	—	—	—	112	(198)	—	(9)	(95)

Balance at January 1, 2005	1,025	(55)	1,751	—	89	(323)	(98)	9	2,398

Variations for the six months ended June 30, 2005
Total income and expense recognised in equity (*)	—	—	—	—	(20)	—	158	2	140
Net income (loss) for the period	—	—	—	—	—	(429)	—	(9)	(438)

Total recognised income and expense for the period	—	—	—	—	(20)	(429)	158	(7)	(298)

Dividends	—	—	—	—	—	(77)	—	(2)	(79)
Treasury shares
- purchased (4,626,733 shares)	—	(89)	—	—	—	—	—	—	(89)
- sold (2,351,648 shares)	—	49	—	—	—	—	—	—	49
Fair Value treasury shares to deliver (1)	—	59	—	—	—	—	—	—	59
Fair value written put cancellation	—	—	—	—	37	—	—	—	37
Share based payment to employees (Note 23)	—	—	5	—	—	—	—	—	5
Other	—	—	11	—	—	2	—	(1)	12

Balance at June 30, 2005	1,025	(36)	1,767	—	106	(827)	60	(1)	2,094

Variations for the six months ended December 31, 2005
Total recognised income and expense for the period (*)	—	—	—	—	(73)	(145)	29	11	(178)

Issuance of deeply subordinated bonds net of transaction costs (Note 18 (e)) (2)	—	—	—	500	—	(8)	—	—	492
Treasury shares
- purchased (10,999,585 shares)	—	(203)	—	—	—	—	—	—	(203)
Carry back on treasury shares	—	—	—	—	10	—	—	—	10
Change in perimeter (3)	—	—	—	—	—	—	—	10	10
Put on shares to minority interests (3)	—	—	—	—	—	—	—	(13)	(13)
Share based payment to employees (Note 23)	—	—	6	—	—	—	—	—	6
Other	—	—	(2)	—	—	—	—	—	(2)

Balance at December 31, 2005	1,025	(239)	1,771	500	43	(980)	89	7	2,216

Variations for the six months ended June 30, 2006
Total income and expense recognised in equity (*)	—	—	—	—	33	—	(111)	(1)	(79)
Net income (loss) for the period	—	—	—	—	—	(71)	—	—	(71)

Total recognised income and expense for the period	—	—	—	—	33	(71)	(111)	(1)	(150)

Dividends (Note 18)	—	—	—	—	—	(78)	—	—	(78)
Conversion of BASA (563,264 shares) (Note 18)	2	—	7	—	—	—	—	—	9
Dividend payable on subordinated perpetual notes (4)	—	—	—	—	—	(29)	—	—	(29)
Convertible bonds	—	—	—	—	(67)	67	—	—	—
Treasury shares sold (3,604,099 shares)	—	14	—	—	—	—	—	—	14
Put on shares to minority interests and change in perimeter	—	—	—	—	—	—	—	2	2
Share based payment to employees (Note 23)	—	—	7	—	—	—	—	—	7

Balance at June 30, 2006	1,027	(225)	1,785	500	9	(1,091)	(22)	8	1,991

______________
(*)	See details in the “Interim Statement of recognised income and expense” on previous page.
(1)	This comprises the shares to deliver following Inventel and Cirpack acquisitions (Note 18).
(2)	The cost associated with issuance of the perpetual subordinated notes are accounted within retained earnings for € (8) million.
(3)

The variations mainly relate to the acquisition of VCF Thematiques in 2005 that increase first the minority interest and then a reclassification of the minority interests in borrowings as a put on these minority interests exist.

(4)

It corresponds to the interest from September 25, 2005 until September 25, 2006, because the entirety of the dividends is no more optional following the decision taken during the Shareholder’s meeting of May 12, 2006 to pay a dividend to ordinary shareholders.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

1	GENERAL INFORMATION

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. Since January 1, 2005, Thomson’s activities have been organized into three principal activities: Services, Systems (formerly Systems & Equipment) and Technology, plus two further activities regrouping Corporate Functions and its remaining continuing but non-core activities: Displays & CE Partnerships.

Thomson’s revenues across its divisions have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the autumn selling season and year-end holidays. The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and financial result) driven by the fact that costs are spread more evenly than sales over the year.

In these financial statements, the terms “Thomson group” (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

The financial statements have been approved by the Board of Directors of Thomson S.A. and authorized for issue on July 25, 2006.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1	Basis of preparation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by EU, which include IAS 34 “Interim Financial Reporting”.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005 and described in Note 2 to our 2005 annual financial statements, which are an integral part of the Group’s Annual Report 2005, except for the following interpretations and standards effective for annual periods beginning on or after January 1, 2006:

•	An amendment to IAS 39 regarding the use of the fair value option. This amendment has no significant impact on Thomson’s financial statements.
•	IFRIC 5 “Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds”. This interpretation has no significant impact on Thomson’s financial statements.
•

A limited amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. This amendment has no significant impact on Thomson’s financial statements.

•	IFRIC 4 “Determining whether an arrangement contains a lease”. The impact of the first application of this interpretation on the Group’s financial statements is disclosed below.

These Interim Consolidated Financial Statements should be read in conjunction with the 2005 annual IFRS Consolidated Financial Statements.

2.2	Impact of application of IFRIC 4 as of January 1, 2006

IFRIC 4 “Determining whether an arrangement contains a lease” gives guidance on determining whether arrangements that do not take the legal form of a lease (e.g. some take-or-pay contracts or outsourcing contracts) should, nonetheless, be accounted for in accordance with IAS 17 “Leases”. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset.

Within the Services division, our Network Operations Services activity assembles programming and manages the play-out of video content for broadcasters through play-out facilities owned by the Group. The assets used in these facilities are sometimes used for and dedicated to a single customer and

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

therefore may fall within the scope of IFRIC 4. However, for these existing contracts falling within the scope of IFRIC 4, the Group has assessed the impact of IFRIC 4 and concluded that there is no significant difference between the accounting previously applied by the Group and the accounting method described by IFRIC 4.

2.3	Standards and interpretations issued, not effective and not applied earlier by Thomson

The following IFRS standards or IFRIC interpretations were issued in previous years or during the first semester 2006 but they will be effective at a later date and have not been applied earlier:

•

IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies” issued in 2005 clarifies the requirements under IAS 29 relating to two issues: (a) how comparative amounts in financial statements should be restated when an entity identifies the existence of hyperinflation in the economy of the currency in which its financial statements are measured (its ‘functional currency’); and (b) how deferred tax items in the opening balance sheet should be restated. IFRIC 7 is effective for annual periods beginning on or after March 01, 2006.

•

IFRIC 8 “Scope of IFRS 2” issued in January 2006, clarifies that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 is effective for annual periods beginning on or after May 01, 2006.

•

IFRIC 9 “Reassessment of Embedded Derivatives” issued in March 2006 addresses whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract. IFRIC 9 is effective for annual periods beginning on or after June 01, 2006.

•

IFRS 7 “Financial instruments: disclosures” issued by the IASB in August 2005 and endorsed by the European Union in January 2006. IFRS 7 supersedes the disclosure requirements of IAS 32 “Financial Instruments: Presentation and Disclosure”. It is effective for annual periods beginning on or after January 01, 2007

•

An amendment to IAS 1 “Presentation of Financial Statements - Capital Disclosures” was issued in 2005 and is effective for annual periods beginning on or after January 01, 2007. This amendment introduces new requirements for disclosures about an entity’s capital. The Group plans to adopt this amendment at its effective date. Its impact is expected at this stage to be limited to disclosures to the financial statements.

The impacts of current IFRS and IFRIC projects are not anticipated in these financial statements.

All figures are presented in millions of euro unless otherwise stated.

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

2.4	Critical accounting estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005 except for the following estimate that have been significantly updated as of June 30, 2006:

•

Deferred tax: Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognised. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

term contracts. As of June 30, 2006, we have considered tax-planning in assessing whether deferred tax assets should be recognised. As of June 30, 2006, the Group has a € 161 million deferred tax liability and € 357 million of deferred tax assets reflecting management’s estimates.

•

TCL Multimedia: As of June 30, 2006, Thomson’s management, having regard to the substantial and prolonged decrease of the market value of the shares of TCL Multimedia and TCL’s recent announcement on July 10, which highlighted in particular that its European operation recorded a “financial performance which is much worse than expected”, determined that a triggering event occurred. Thomson has a 29.3% equity investment in TCL Multimedia as well as trading relationships and receivables due from or connected to TCL Multimedia. Thomson’s management has measured the recoverable value of its investment. As a result of the impairment test, Thomson recognized a € 30 million impairment charge for the period ended June 30, 2006 on the carrying value of its investment in TCL Multimedia (resulting in a net book value as of June 30, 2006 of € 139 million) after taking into account its share of the associate losses for the period.

•

Measurement of conversion option embedded in certain convertible debt: On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Deposit Shares evidencing such ordinary shares (the “Bonds”). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognised at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations under IFRS.

As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds.

The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson share closing prices and the exchange rate as of measurement date.

Subsequent changes in fair value of the derivative have required Thomson to recognize non cash financial gains amounting to € 16 million and € 45 million for the six months ended June 30, 2006 and 2005, respectively (€ 17 million and € 35 million respectively after foreign exchange impacts).

2.5	Financial risk management

The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2005.

2.6	Translation of foreign currency transactions

The main exchange rates used for translation (one unit to each foreign currency converted to euros) are summarized in the following table:

	Six months period ended June 30, 2006		Six months period ended June 30, 2005		Year ended December 31, 2005

	Closing rate	Average rate	Closing Rate	Average rate	Closing Rate	Average rate

US dollar (USD)	0.7862	0.8072	0.8281	0.7814	0.8433	0.8055
Pound sterling (GBP)	1.4398	1.4497	1.4944	1.4623	1.4559	1.4625

The average rate is determined by taking the average of the month-end closing rates for the period, unless such method results in a material distortion.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

3	BRIDGE BETWEEN PREVIOUSLY RELEASED AND ACTUAL 2005 FINANCIAL STATEMENTS
3.1	Bridge for June 2005 statement of operations

(€ in millions)	June 30, 2005 Released	SLP (a)	IFRS 5 (b)	Reclass. (c)	June 30, 2005 Actual

Continuing operations:
Revenues	2,968	—	(388)	—	2,580
Cost of sales	(2,281)	—	330	(28)	(1,979)

Gross margin	687	—	(58)	(28)	601

Selling, general, administrative expenses and others	(451)	—	77	28	(346)
Research and development expense	(127)	—	15	—	(112)
Restructuring of plants to be discontinued	(44)	—	44	—	—

Profit from continuing operations before tax and financial result	65	—	78	—	143

Interest expense	(33)	—	2	—	(31)
Other financial income (expense)	(38)	33	5	—	—

Financial result	(71)	33	7	—	(31)

Share of profit (loss) from associates	(7)	—	—	—	(7)
Income tax	(49)	—	2	—	(47)

Profit (loss) from continuing operations	(62)	33	87	—	58

Discontinued operations:
Profit (loss) from discontinued operations	(409)	—	(87)	—	(496)

Net income (loss)	(471)	33	—	—	(438)

The following adjustments have been made to actual June 2005 statement of operations compared to the statement of operations published previously provided in interim June 2005 information.

(a)	SLP Convertible/exchangeable subordinated bonds adjustment

In September 2005, the International Accounting Standards Board (“IASB”) published a decision paper updating its interpretation of the treatment of foreign currency-denominated convertible bonds. This decision clarified that the treatment under IFRS converges with the analogous treatment under U.S. GAAP. This interpretation by the IASB was different from the interpretation applied by Thomson in its June 30, 2005 interim financial statements. The Group has therefore reconsidered the application of IAS 32 and IAS 39 to our dollar-denominated convertible bonds issued on September 16, 2004, and the Group has accordingly revised our convertible bonds presentation.

As a result, the Group restated our previously issued June 30, 3005 financial information relating to our consolidated statement of operations to reflect an additional non-cash financial income for derivative instruments embedded in our dollar-denominated convertible bonds issued on September 16, 2004 of € 33 million pursuant to IAS 32 and IAS 39. Furthermore the Group cancelled the conversion option previously recognised as an equity component for € 25 million and reduced the retained earnings at January 1, 2005 for € 81 million to reflect the fair value changes of the derivative before that date. The impact on the equity as of January 1, 2005 (first time application of IAS 32 and IAS 39 for Thomson) was € 106 million.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b)	IFRS 5 adjustment

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of June 30, 2006. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to June 30, 2005:

-	The Audio-Video and Accessories business and associated activities (planned to be sold in 2006);
-	The exit of Displays entities such as Videoglass and Gray;
-	The optical business (sold in March 2006).

(c)	Change of classification of warranty costs from “Selling expenses” to “Cost of sales”

Under French GAAP, Thomson classified warranty costs under “Selling expenses”. The warranty service is included in the sale price and the corresponding cost should therefore be included in the cost of sales. Hence, under IFRS, Thomson has elected the classification in cost of sales.

3.2	Bridge for December 31, 2005 income statement

(€ in millions)	December 31, 2005 Released	IFRS 5 (a)	December 31, 2005 Actual

Continuing operations:
Revenues	5,691	(100)	5,591
Cost of sales	(4,322)	82	(4,240)

Gross margin	1,369	(18)	1,351

Selling, general, administrative expenses and others	(753)	19	(734)
Research and development expense	(234)	7	(227)

Profit from continuing operations before tax and financial result	382	8	390

Financial result	(54)	1	(53)

Share of profit (loss) from associates	(82)	—	(82)
Income tax	(70)	2	(68)

Profit (loss) from continuing operations	176	11	187

Discontinued operations:
Profit (loss) from discontinued operations	(749)	(11)	(760)

Net income (loss)	(573)	—	(573)

(a) IFRS 5 adjustment

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of June 30, 2006. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to December 31, 2005:

-	SME activities and Retail Decoders Europe business have been included in the scope of the AVA business as they are expected to be part of the disposal deal;
-	A small residual facility in Brazil in the Tubes business is planned to be sold in the coming months.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

3.3	Bridge for January 1, 2005 equity

(€ in millions)	Total equity

Provisional equity at January 1, 2005 as released in June 2005	2,516
Adjustments of 2004 information (see Note 38.4 (j) of 2005 consolidated financial statements) (1)	(8)
Adjustments linked to the adoption of IAS 32/39 - USD denominated convertible bond issued to SLP (2)	(106)
Other	(4)
Subtotal adjustments at January 1, 2005	(118)

Equity at January 1, 2005 as released in December 2005	2,398

______________
(1)	As explained in the consolidated financial statements as of December 31, 2005 (note 38.4 (j)) these adjustments relate to net loss of the Group for year ended December 31, 2004 and are composed of:
-	Deferred tax asset on interest on joint-ventures previously not recognised on UK area
-	Tax loss carryback receivable remeasured
-	Subsidiaries controlled but not consolidated analyzed as immaterial subsidiaries under French GAAP
(2)	See Note 3.1 (a) above.
3.4	Bridge for June 30, 2005 equity

(€ in millions)	Total equity

Provisional equity at June 30, 2005 as released in June 2005	2,176
Adjustments on January 1, 2005 (1)	(118)
Adjustment related to the consolidated statement of operations for the period ending June 30, 2005 USD denominated convertible bond issued to SLP (2)	33
Other adjustments	3

Actual equity at June 30, 2005	2,094

______________
(1)	See note 3.3 above
(2)	See note 3.1 (a) above

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

4	SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION

Changes in 2006

(a) Main acquisitions

•

On December 5, 2005 Thomson signed an agreement to acquire one third of the issued and outstanding shares of Canopus Co., Ltd, a Japan based leader in high definition desktop video editing software. The transaction was subject to Governmental Authorities authorization and successful due diligence. The purchase price (¥ 3.8 billion equivalent to €27 million at the transaction exchange date) was paid on January 26, 2006 partially in cash and by a delivery of 821,917 Thomson treasury shares. In parallel Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, thus allowing the company to take control of 94.31% of Canopus share capital for a total additional consideration of ¥ 8.3 billion (equivalent to €60 million at the transaction exchange rate) and consolidate this activity from this closing date.

•

On January 13, 2006, Thomson acquired the network services business assets and liabilities of EDS, Convergent Media Systems. These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately USD 37 million (equivalent to €31 million at the date of transaction exchange rate), subject to an increase by up to USD 7 million (€6 million at the June 30, 2006 exchange rate) dependent upon the performance of the acquired company in 2006 and 2007. Thomson consolidates this activity from January 13, 2006.

•

On June 23, 2006, Thomson acquired the remaining (16%) minority interests of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for €2 million paid in cash. This acquisition follows an initial transaction made in 2004 by Thomson with the acquisition of 10% of the capital, and a second made in 2005 with the acquisition of 74% of the capital for €7 million paid in cash. The total cost of the purchase amounts therefore to €9 million. The company is fully consolidated from June 17, 2005 and the amount due to minority shareholders that was recorded as a debt as of December 31, 2005 has been derecognised as of June 23, 2006 pursuant to the acquisition of the minority interests.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Due to the complexity of the businesses acquired, the identification and evaluation of purchased intangible assets frequently require external expert appraisals, which means that the Group generally does not finalize purchase price allocations at the closing date. Consequently, for all the acquisitions mentioned above (except for the transaction with minority interests), the purchase price allocation exercise will be completed, as required, within 12 months of the acquisitions, and so is not yet finalized. The provisional fair values and the provisional goodwill arising from transactions mentioned above are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value (provisional)

Net assets acquired
Property, plant and equipment	43	2	45
Intangible assets	—	4	4
Inventories	15	—	15
Trade receivables	11	—	11
Other assets	7	2	9
Bank and cash balances	17	—	17
Provisions	(4)	—	(4)
Trade payables	(13)	—	(13)
Other liabilities	(24)	—	(24)
Deferred tax liabilities	—	(2)	(2)

Total net assets acquired	51	6	58

Purchase consideration
Cost of acquisition			119
Direct costs relating to the acquisitions			5

Total purchase consideration paid			124

Goodwill (provisional amount as of June 30, 2006)			66

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to the six months ended June 30, 2006 is the following:

(€ in millions)	Six months ended June 30, 2006

Contribution in revenue	41
Contribution in profit from continuing operations before tax and finance costs	1

In 2006 up until their related acquisition dates, these acquisitions had neither significant revenue nor significant result as they have been acquired at the very beginning of 2006.

(b) Main disposal

In 2005, Thomson agreed to transfer to a German company its remaining optical technology assets and people in the first semester of 2006. The definitive sale occurred in March 2006.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Changes in 2005

(a) Main acquisitions

•

On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to €4 million. This acquisition has been accounted for using the purchase method. This company is fully consolidated from that date.

•

On March 14, 2005, Thomson acquired 33% control over ContentGuard Holdings, Inc., for an amount of USD 27 million. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under the proportionate consolidation method from that date.

•

On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, is expected to enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

The total purchase consideration amounted to €146 million. The company is fully consolidated from March 29, 2005.

•

On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has a key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.

The total purchase consideration amounted to €82 million. The company is fully consolidated from April 20, 2005.

•

On June 17, 2005, Thomson acquired 73% of Nextamp a French company specialized in the protection of video content with technologies known as watermarking for a total consideration of €7 million paid in cash. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy. An additional 1 % has been acquired in September 2005.

The remainder of the 16% was acquired on June 23, 2006 for €2 million paid in cash (cf. above – main acquisitions 2006).

The total cost of the purchase amounts therefore to €9 million.

The company is fully consolidated from June 17, 2005.

•

On August 26, 2005, Thomson announced the acquisition of 100% of the American company Premier Retail Network Corporation, the leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers. The purchase price amounted to USD 299 million paid in cash, including a normalized level of working capital.

The company is fully consolidated from August 26, 2005.

•

On October 27, 2005, Thomson acquired 51 % of VCF Thématiques. The investment took the form of a capital increase by €17 million. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day.

According to the shareholder’s agreement, Thomson may purchase and may be required to purchase the remainder of the 49% from June 2006, at a price depending on the evolution of the results of the company.

The company is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of approximately €17 million as of June 30, 2006.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•

On December 31, 2005, Thomson purchased 100% of Thales Broadcast & Multimedia (TBM) for an amount paid of approximately €133 million (of which €64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is subject to adjustment depending on the level of working capital and cash measured as of the acquisition date, as determined in the contract. This acquisition follows the announcement of a strategic partnership between Thomson and Thales (a leading electronic group), specifically in the domain of high-video content management.

During the first semester 2006, for all the acquisitions mentioned above, there has not been any significant movement in the provisional fair value booked as of December 31, 2005. For TBM, Premier Retail Network and VCF, the purchase price allocation will be completed as required before the end of 2006.

5	INFORMATION BY BUSINESS SEGMENTS

Since January 1, 2005, Thomson has implemented a simple and flexible organizational and management structure as of with three divisions based on its core Media & Entertainment activities. The three divisions are:

-	Services: this division offers end-to-end management of services for our customers in the M&E industries in the following areas:
•	Physical media: DVD and DVD-ROM replication and distribution, film printing,
•	Electronic media: post production, Archiving, Media Asset Management, VoD, Digital Cinema
•	Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters.
-	Systems (previously Systems & Equipment) :
•	Broadcast & Networks
•	Access, Platforms & Gateways
•	Connectivity
-	Technology: development and monetization of technology
•	Research & Development
•	Licensing of patents and trademarks
•	Silicon solutions: IC design, Tuners and remotes
•	Software and Technology Solutions: Security, Imaging and Networking Software Services.

Its remaining continuing but non-core activities including its holdings in TCL and Videocon industries are regrouped under its Displays & Consumer Electronics Partnerships (named Displays & CE Partnerships hereafter) segment.

Unallocated activities mainly comprising corporate functions are grouped under Corporate.

These divisions and segments are the basis on which the Group reports its primary segment information.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Information by business segments

(€ in millions)	Services	Systems	Technology	Displays & CE Partnerships (*)	Corporate	Consolidation Adjustments	Total

	Six months ended June 30, 2006
Statement of operations items
Revenues to external customers (1)	1,112	1,181	263	60	13	—	2,629
Intersegment sales	—	11	19	8	44	(82)	—

Profit (loss) from continuing operations before tax and financial result (2)	8	24	140	(25)	(39)	—	108
Out of which:
Amortization of customer relationships (3)	(15)	(13)	—	—	—	—	(28)
Other depreciation and amortization (3)	(79)	(38)	(7)	(2)	(3)	—	(129)
Other non-cash expenses (4)	(70)	(17)	9	(5)	(3)	—	(86)
Profit/(loss) from associates	—	—	—	(42)	—	—	(42)
Profit (loss) from discontinued operations (5)	—	(67)	(4)	(3)	—	—	(74)

Balance sheet items
Assets
Operating segment assets (a)	1,800	1,244	178	88	37	—	3,347
Goodwill	1,056	665	27	—	—	—	1,748
Other segment assets	453	317	179	175	975	—	2,099

Total segment assets (b)	3,309	2,226	384	263	1,012	—	7,194

Interests in associates	—	—	3	146	1	—	150
Unallocated assets (c)							1,048

Total consolidated assets							8,392

Liabilities
Segment liabilities	657	1,060	355	500	689	—	3,261
Unallocated liabilities (d)							3,140

Total consolidated liabilities (without equity)							6,401

Other information
Capital expenditures (e)	(73)	(54)	(13)	2	(3)	—	(141)
Capital employed (f)	1,555	559	28	47	(29)	—	2,160

______________
(*)

Displays & CE Partnerships result includes all Genlis’s result in the 1st semester 2006 consistent with practice elsewhere in the Group. If the same treatment had been applied as of June 30, 2005, Displays & CE Partnerships and Systems results would have been respectively decreased and increased by €5 million.

(1)	The Services, Systems and Technology segments generate substantially all of their revenues respectively from sale of services, sale of goods and royalties.
(2)	This profit line does not include intercompany items.
(3)	These figures, converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”).
(4)	Non-cash expenses include mainly net variation of provisions without cash impact.
(5)

The loss from discontinued operations is split by segment based on the initial reporting segment: loss from AVA and related activities is disclosed in Systems, loss related to the display business in Displays & CE Partnerships and the loss from optical business in the Technology segment.

(a)	Amounts include advances to suppliers and to customers.
(b)

Segment assets include all operating assets used by a segment and consist principally of receivables, inventories, property plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers. Segment assets do not include income tax assets.

(c)	Unallocated assets include mainly financial assets, current accounts with affiliated companies, tax assets and assets available-for-sale.
(d)	Unallocated liabilities include mainly financial and tax liabilities and liabilities classified as held for sale.
(e)	Amounts before the net change in debt related to capital expenditure payables of €(8) million for the 1st semester 2006.
(f)

Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, payables on acquisition of companies and debt to suppliers of fixed assets).

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(€ in millions)	Services	Systems	Technology	Displays & CE Partnerships	Corporate	Consolidation Adjustments	Total

	Six months ended June 30, 2005
Statement of operations items
Revenues to external customers (1)	1,069	1,058	259	175	19	—	2,580
Intersegment sales	—	4	18	—	61	(83)	—

Profit (loss) from continuing operations before tax and financial result (2)	65	35	139	(55)	(41)	—	143
Out of which:
Amortization of customer relationships (3)	(11)	(12)	—	—	—	—	(23)
Other depreciation and amortization (3)	(72)	(27)	(18)	(30)	(5)	—	(152)
Other non-cash expenses (4)	(68)	(21)	1	(8)	(1)	—	(97)
Profit (loss) from associates	—	—	—	(7)	—	—	(7)
Profit (loss) from discontinued operations (5)	—	(19)	(9)	(468)	—	—	(496)

Other information
Capital expenditures (a)	(52)	(40)	(41)	3	12	—	(118)
Capital employed (b)	1,601	499	(25)	179	(107)	—	2,147
______________
(1)	The Services, Systems and Technology segments generate substantially all of their revenues respectively from sale of services, sale of goods and royalties.
(2)	This profit line does not include intercompany items.
(3)	These figures, converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”).
(4)	Non-cash expenses include mainly net variation of provisions without cash impact.
(5)

The loss from discontinued operations is split by segment based on the initial reporting segment: loss from AVA and related activities is disclosed in Systems, loss related to the display business in Displays & CE Partnerships and the loss from optical business in the Technology segment.

(a)	Amounts before the net change in debt related to capital expenditure payables of €(32) million for the six months ended June 30, 2005.
(b)

Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, payables on acquisition of companies and debt to suppliers of fixed assets).

6	SELLING, GENERAL, ADMINISTRATIVE EXPENSES AND OTHERS

(€ in millions)	Six months ended June 30, 2006	Six months ended June 30, 2005

Selling and marketing expenses	(140)	(125)
General and administrative expenses	(183)	(184)
Other income (expense) (a)	(26)	(37)

Total selling, general, administrative expenses and others	(349)	(346)

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

______________
(a)	The line “Other income (expense)” is detailed as follow:

(€ in millions)	Six months ended June 30, 2006	Six months ended June 30, 2005

Gain/(loss) on disposal of fixed assets/investments	1	(5)
Restructuring expenses and impairment charge of long-lived assets (1)	(31)	(30)
Other	4	(2)

Total other income (expense), net	(26)	(37)

______________
(1)	Restructuring expenses and impairment charge of long-lived assets
a.	Restructuring expenses amount to € (31) million and € (20) million for the six months ended June 30, 2006 and 2005, respectively and are detailed in Note 22.1.
b.	Impairment charge of long-lived assets amounts to nil and € (10) million for the six months ended June 30, 2006 and 2005, respectively.

In 2005, Thomson has assessed that the carrying values of certain non-current assets related to its Angers plant were above their recoverable value and therefore recognised a € (10) million impairment charge.

7	RESEARCH AND DEVELOPMENT EXPENSE

(€ in millions)	Six months ended June 30, 2006	Six months ended June 30, 2005

Research and development expense, gross	(168)	(132)
Capitalized development projects	40	22
Amortization of research and development intangible assets (*)	(13)	(8)
Subsidies	3	6

Research and development expense, net	(138)	(112)

______________
(*)

The Group records the amortization expense for capitalized research and development projects on this caption except for such amortization related to projects which have passed into the production, marketing and selling phase which is classified in “Cost of sales”.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

8	FINANCIAL RESULT

(€ in millions)	Six months ended June 30, 2006	Six months ended June 30, 2005

Interest income	9	18
Interest expense (1)	(47)	(49)

Interest (expense) income, net	(38)	(31)

Financial component of pension plan expenses	(13)	(13)
Other financial charges	(2)	(3)
Exchange profit (loss) (2)	5	(15)
Fair value on financial instrument (loss)	(3)	(11)
Change in fair value of the SLP USD convertible debt (3)	16	45
Other	(10)	(3)

Other financial (expense) income, net	(7)	—

Total financial result	(45)	(31)

______________
(1)

From January 1st, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense. The impact for our convertible bonds compared to the accounting treatment under French GAAP at actual rate is an additional interest charge of € 4 million and € 18 million for the 6 months ended June 30, 2006 and June 30, 2005 respectively and € 36 million for the full year 2005.

(2)

Including € 1 million exchange gain related to the embedded derivative of the SLP USD convertible debt in the first semester 2006 compared to a € (10) million of exchange loss in the first semester 2005.

(3)

The SLP convertible bond contains an embedded derivative which is accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in financial result for the amount mentioned under this caption.

9	INCOME TAX

The income tax expense for the periods ended June 30, 2006 and 2005 is determined using the year-end 2006 and 2005 forecasted effective tax rate applied to the year to date June result of affiliates. This rate is computed on a country-by-country basis and is in a range between 15 % to 40% for 2006 and 2005.

The income tax charge for the first semester 2006 for the Group amounted to € 18 million (compared to € 47 million for the first semester 2005). The decline in income tax reflects mainly a reversal of provision in connection with withholding taxes.

Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, Net deferred tax assets

At December 31, 2005	379	(162)	217

Changes impacting the period result	(8)	—	(8)
Other movement (*)	(14)	1	(13)

At June 30, 2006	357	(161)	196

______________
(*)	In 2006, this caption includes the impact of change in scope (€ +2 million) and currency translation adjustments (€ - 9 million).

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

10	DISCONTINUED OPERATIONS

The activities classified as discontinued operations as of June 30, 2006 are the same as those considered as discontinued in 2005 (Tubes and Display businesses and the Audio-Video and Accessories business) except for the following:

-	The remaining retail businesses in Europe linked to the AVA business including the retail distribution of decoders as these are expected to be part of the disposal deal;
-	A small residual facility in Brazil from the Tubes business is planned to be sold in the coming months.

For change in the scope of discontinued operations between June 2005 and June 2006, refer to Note 3.1 above).

The results of these discontinued operations are as follows:

	Six months ended June 30, 2006			Six months ended June 30, 2005

(€ in millions)	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total

Revenues	8	376	384	380	368	748
Cost of sales	(7)	(335)	(342)	(456)	(300)	(756)

Gross Margin	1	41	42	(76)	68	(8)

Expenses other than impairment of assets	(1)	(107)	(108)	(318)	(84)	(402)
Loss on impairment of assets (1)	—	—	—	(74)	—	(74)

Loss from operations before tax and finance cost	—	(66)	(66)	(468)	(16)	(484)

Net interest expense (2)	—	1	1	(8)	(2)	(10)
Other financial expense	(4)	(2)	(6)	3	(3)	—
Income tax	—	(3)	(3)	(1)	(1)	(2)

Profit (loss) for the year from discontinued operations	(4)	(70)	(74)	(474)	(22)	(496)

______________
(1)

Corresponds to an impairment of € (74) million booked on Foshan fixed assets prior to disposal. This provision was reversed during the second 2005 semester and the related loss included in the loss on disposal of the entity.

(2)	Consisting of interest gain of € 1 million for the period ended June 30, 2006 and of € (11) million interest expense less interest income of € 1 million for the first half of 2005.

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2005 and as of June 30, 2006 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The major classes of assets and liabilities comprising the activities classified as held for sale are as follows:

	Six months ended June 30, 2006	Year ended December 31, 2005

(€ in millions)	Assets and liabilities related to the AVA business	Assets and liabilities related to the displays and optical businesses (1)	Assets and liabilities related to the AVA business	Total

Goodwill and intangible assets	42	—	44	44
Property, Plant and Equipment	18	—	12	12
Other assets	10	—	10	10
Inventories	117	—	119	119
Account receivable and other receivable	123	12	172	184

Total - Assets classified as held for sale	310	12	357	369

Provisions and Restructuring	28	35	28	63
Borrowings	6	—	3	3
Liabilities working capital	303	22	382	404

Total - Liabilities directly associated with assets classified as held for sale	337	57	413	470

______________
(1)	The optical business has been sold in the first 2006 quarter.
11	PROPERTY, PLANT AND EQUIPMENT
(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total

At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)

Net amount	51	142	552	141	886

Six months ended June 30, 2006
Opening net amount at January 1, 2006	51	142	552	141	886
Exchange differences	(3)	(6)	(25)	(6)	(40)
Acquisition of subsidiaries (2)	13	27	5	—	45
Additions	—	1	30	62	93
Disposals	(1)	(3)	(1)	(2)	(7)
Depreciation charge	—	(6)	(74)	(10)	(90)
Reclassification as held for sale	—	(1)	(3)	(2)	(6)
Other	—	3	30	(36)	(3)

Closing net amount at June 30, 2006	60	157	514	147	878

At June 30, 2006
Cost	62	258	1,193	267	1,780
Accumulated depreciation	(2)	(101)	(679)	(120)	(902)

Net amount	60	157	514	147	878

______________
(1)	Includes tangible assets in progress.
(2)

This line item includes not only the impact of the acquisitions of the year as disclosed in Note 3 but also the impact of ;purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

12	GOODWILL AND INTANGIBLE ASSETS

(€ in millions)	Patents & Trademarks	Customer relationships	Other intangible assets (1)	Total intangible assets	Goodwill

At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)

Net amount	418	558	174	1,150	1,756

Six months ended June 30, 2006
Opening net amount at January 1, 2006	418	558	174	1,150	1,756
Exchange differences	(23)	(34)	(5)	(62)	(78)
Acquisition of subsidiary (2)	—	6	—	6	66
Additions	5	—	55	60	—
Depreciation charge	(8)	(28)	(31)	(67)	—
Reclassification as held for sale	—	—	(2)	(2)	—
Other	(2)	—	(2)	(4)	4

Closing net amount at June 30, 2006	390	502	189	1,081	1,748

At June 30, 2006
Cost	530	668	353	1,551	1,753
Accumulated amortization and impairment	(140)	(166)	(164)	(470)	(5)

Net amount	390	502	189	1,081	1,748

______________
(1)	Includes capitalized development projects.
(2)

This line item includes not only the impact of the acquisitions of the year as disclosed in Note 3 but also the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

In 2005 and 2006, no goodwill impairment has been recognised.

13	INVESTMENTS IN ASSOCIATES

(€ in millions)	Six months ended June 30, 2006

Beginning of the period	204
Share of (loss)/profit before impairment on associates	(13)
Impairment charge on associates	(30)
Foreign exchange differences	(12)
Other equity movements	1

End of the period (1)	150

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(1) Of which:

(€ in millions)	Six months ended June 30, 2006 (a)	Year ended December 31, 2005 (b)

Investment in TCL (*)	139	193
Equivalent per share value in HK$	1.20	1.55

Market value of the investment in TCL based on quotations	95	139
quoted per share value in HK$	0.82	1.12
______________
(*)

As TCL Multimedia releases its financial statements at a later date than Thomson does, the financial statements of TCL Multimedia used by the Group to account for this investment under the equity method:

- From September 30, 2005 to March 31, 2006 for the Group’s interim financial statements ended June 30, 2006.
- From October 1, 2004 to September 30, 2005 for the Group’s financial statements ended December 31, 2005.

(a)

As of June 30, 2006, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. This review resulted in the recognition of an impairment charge amounting to €30 million. This charge has been posted in the caption “Share of profit (loss) from associates” in the Group income statement.

(b)

As of December 31, 2005, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment.

As a result of the impairment test, Thomson recognised a €63 million impairment for the year ended December 31, 2005 on the carrying amount of its investment in TCL Multimedia.

14	INVESTMENTS AND FINANCIAL ASSETS AVAILABLE-FOR-SALE

	Investments in:

(€ in millions)	Listed securities	Unlisted securities (1)	Total

December 31, 2005	235	106	341

Acquisitions	2	7	9
Disposals (2)	(15)	(81)	(96)
Fair value adjustment (3)	(33)	1	(32)
Foreign exchanges differences	(1)	(6)	(7)

June 30, 2006	188	27	215

______________
(1)

This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2005, a preference share investment totalling €84 million at December 31, 2005 closing rate that has been subject to disposal in the first half 2006.

(2)	Total cash received from these disposals amounts to €94 million.
(3)	This caption includes fair value adjustments recorded directly in equity.
15	INVENTORIES

(€ in millions)	Six months ended June 30, 2006	Year ended December 31, 2005

Raw materials	132	129
Work in process	55	45
Finished goods and purchased goods for resale	280	209

Sub-total	467	383

Less: valuation allowance	(48)	(50)

Total	419	333

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The European “Restriction of Hazardous Substances (RoHS)” Directive places restrictions on lead and certain other substances contained in specified electronic products, including some of the Group products sold in the European Union after June 2006 (within the Systems division). The cost of compliance with this directive for some products mainly made by Grass Valley cannot be precisely determined before the member states issue their final implementation guidance and the Commission publishes its final ruling on some remaining requests for exemptions currently under review.

At June 30, 2006, manufacturers are awaiting decisions from the Commission to several Requests for Exemptions filed since February 2005 including notably the general category of Last Time Buy (LTB) components or specialized LTB assemblies. The Group anticipates a satisfactory resolution to the LTB issue. Failure to obtain these exemptions would mean additional cost of redesign for Grass Valley.

16	TRADE ACCOUNTS AND NOTES RECEIVABLES

(€ in millions)	Six months ended June 30, 2006	Year ended December 31, 2005

Trade accounts and notes receivable (1)	1,001	1,351
Less: valuation allowance	(32)	(36)

Total	969	1,315

______________
(1)

Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 159 million and € 143 million as of June 30, 2006 and December 31, 2005, respectively.

In 2005, the Group put in place factoring programs. During the first semester 2006 and taking into account the evolution of the Group’s customer base, the Group has extended this program in Europe and established a program in North America. Thomson sold receivables without recourse in 2006 for an amount of €159 million (€7 million were sold without recourse in 2005) mainly across its continuing operations. These receivables have been derecognised as Thomson transferred all significant risks and rewards of the ownership of these receivables.

17	CASH AND CASH EQUIVALENTS

(€ in millions)	Six months ended June 30, 2006	Year ended December 31, 2005

Cash	336	376
Cash equivalents	811	620

Total	1,147	996

Of which restricted cash deposits (1)	66	66
______________
(1)

Deposits of €50 million at both June 30, 2006 and December 31, 2005 by TCE Television Taiwan guaranting loans to Thomson for the same amounts and at both June 30, 2006 and December 31, 2005 a €16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

18	SHAREHOLDERS’ EQUITY

(a) Common stock and additional paid-in capital

As of December 31, 2004, a number of 12,471,369 BASA at €1 each were subscribed by shareholders. Each BASA gave the right to subscribe one Thomson share at €16 from March 1, 2006 to June 30, 2006. During the conversion period from March 1 to June 30, 2006 a total number of 563,264 bonds were converted into new Thomson shares.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The Board meeting of July 25, 2006 decided subsequently to increase the capital stock by € 2,112,240 to € 1,027,017,360 and additional paid in capital increased by € 6,899,984.

The share capital will then comprise 273,871,296 shares with a nominal value of €3.75 each.

(b)	Treasury shares

	Six months ended June 30, 2006	Year ended December 31, 2005

Treasury stock at cost (€)	225,305,043	238,982,228
Number of Treasury shares held (*)	9,934,410	12,732,712
Movements of the period
Treasury shares purchased	—	15,626,318
Treasury shares delivered	(3,604,099)	(2,352,544)

(*) Reduced by the outstanding balance of treasury shares sold but not yet delivered (Inventel and Cirpack as described in Note 3 of our 2005 annual financial statements)	(2,818,031)	(3,623,828)

(c)	Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of € 500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity. The notes can be called at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest payable starting September 25, 2015 is the 3 month EURIBOR deposit rate plus 3.625%.

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Thomson at that time.

(d)	Dividends and distributions

The Shareholder’s Meeting convened on May 12, 2006 approved a total dividend of € 78 million which represents € 0.30 per share. The dividend will be paid in the second half of 2006.

The payment of the proposed distribution eliminates the option to defer the interest on the subordinated perpetual notes referred to above. Of the interest thereby payable, € 7.7 million is accounted as an additional distribution in respect of the 2005 financial period, € 14.3 million for the first semester 2006 and € 6.7 million as distribution for the period July 1, 2006 until September 25, 2006. The whole amount (€ 28.7 million) is deducted from the equity as of June 2006 and presented as a liability.

(e)	Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognised directly in equity. At January 1, 2005, € 15 million was recognised; this amount was removed from equity during 2005 and included in profit and loss during the period as the hedged transactions occurred. At December 31, 2005, € 4 million was recognised in equity and also removed from equity during the 1st half of 2006 and included in profit and loss. At June 30, 2006 € 8 million in gains on hedging instruments were recognised in equity.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

19	DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below. Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the mark to market value calculated by the banks is used. The fair value of forward exchange contracts and currency swaps are computed by discounting the difference between the contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing software and verified with the banks.

In September 2005, the International Accounting Standards Board (“IASB”) published a decision paper updating its interpretation of the treatment of foreign currency-denominated convertible bonds. This decision clarified that the treatment under IFRS converges with the analogous treatment under U.S. GAAP. This interpretation by the IASB was different from the interpretation applied by Thomson in its June 30, 2005 interim financial statements. The Group has therefore reconsidered the application of IAS 32 and IAS 39 to our dollar-denominated convertible bonds issued on September 16, 2004, and the Group has accordingly revised our convertible bonds presentation.

As a result, the Group restated our previously issued June 30, 3005 financial information relating to our consolidated statement of operations to reflect an additional non-cash financial income for derivative instruments embedded in our dollar-denominated convertible bonds issued on September 16, 2004 of € 33 million pursuant to IAS 32 and IAS 39. Furthermore the Group cancelled the conversion option previously recognised as an equity component for € 25 million and reduced the retained earnings at January 1, 2005 for € 81 million to reflect the fair value changes of the derivative before that date. The impact on the equity as of January 1, 2005 (first time application of IAS 32 and IAS 39 for Thomson) was € 106 million.

	June 30, 2006		December 31, 2005

(€ in millions)	Assets	Liabilities	Assets	Liabilities

Interest-rate swaps – not designated as hedges (1)	—	1	1	—
Interest-rate swaps – fair value hedges (1)	1	28	—	11
Equity options (Silver Lake bond conversion option)	—	28	—	46

Total non-current	1	57	1	57

Forward foreign exchange contracts- cash flow and fair value hedges	5	3	5	6
Forward foreign exchange contracts- not designated as hedges (2)	2	2	—	4
Currency options	—	—	2	—
Equity options	—	—	1	—
Other options (3)	2	—	1	—

Total current	9	5	9	10

Total	10	62	10	67

______________
(1)

The notional principal amount of the outstanding interest rate swap contracts at June 30, 2006 was € 1,143 million (December 31, 2005: €1,257 million) of which € 848 million were long term contracts and € 295 million were short term contracts (less than 3 months) concerning French commercial paper. At June 30, 2006, the fixed interest rates vary from 2.69% to 6.33% (at December 31, 2005, 2.12% to 6.11%) and the floating rates are based on EONIA, $-LIBOR and £-LIBOR.

(2)	Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is taken in income.
(3)	Option to purchase an equity participation in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the mark to market carrying values shown in the table above, that is, € 10 million at both December 31, 2005 and June 30, 2006.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

20	BORROWINGS
20.1	Analysis by nature

(€ in millions)	June 30, 2006	December 31, 2005

Debt due to financial institutions (1)	2,095	1,046
Convertible/exchangeable bond (October 2000) (2)	—	677
Convertible/exchangeable bond (March 2002)	12	12
Convertible/exchangeable bond (September 2004)	355	382
Bank overdrafts	118	123
Other financial debt (3)	69	81
Accrued interest	7	1

Total non-current	1,160	858

Total current	1,496	1,464

Total	2,656	2,322

______________
(1)	Includes $450 million (€ 354 million) in senior notes issued privately to institutional investors in May 2006. The notes have maturities of 3, 5, 7 and 10 years.
(2)	Repaid at maturity on January 1, 2006.
(3)	Includes minority interests having a put on Thomson which is reclassified to debt for an amount of € 34 million as of June 30, 2006 and € 36 million as of December 31, 2005.
20.2	Main features of the Group’s borrowings

The table below presents the periods for which the interest rates of Thomson’s interest rate sensitive borrowings are fixed. The amounts shown are those reflected in Thomson’s interim consolidated financial statements and include principal and accrued interest at June 30, 2006.

	Amounts at June 30, 2006 with interest rate fixed for the following periods

(€ in millions)	Less than 1 year	1 year to 5 years	Greater than 5 years	Total

Total borrowings	1,538	699	419	2,656
Effect of interest rate swaps (*)	533	(154)	(379)	0

Net	2,071	545	40	2,656

______________
(*)	Includes only the effect of interest rate swaps designated as hedges.
(a)	Maturity

(€ in millions)	June 30, 2006	December 31, 2005

Total current debt (less than one year)	1,496	1,464

Between 1 and 3 years	144	21
Between 3 and 5 years	613	515
Over 5 years	403	322

Total non-current debt	1,160	858

Total debt	2,656	2,322

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b)	Effective interest rates

	June 30, 2006	December 31, 2005

All borrowings (including impact of interest rate swaps):	4.29%	4.89%
Of which convertible bonds:	5.75%	6.60%

(c)	Analysis of borrowing by currency

(€ in millions)	June 30, 2006	December 31, 2005

Euro	1,392	1,398
US Dollar	1,081	830
Other currencies	183	94

Total debt	2,656	2,322

(d)	Undrawn credit lines

(€ in millions)	June 30, 2006	December 31, 2005

Committed, expiring in greater than one year	1,750	1,750
Uncommitted (1)	822	781
______________
(1)

The amount shown is the full credit line amount less borrowings; the uncommitted lines were also used at each year end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

(e)	Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation, the senior notes issued privately to institutional investors in a total amount of €722 million and a €40 million Mexican capital lease. These financings are subject to two financial covenants: (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. Following renegotiation in June 2005, the Group’s €1.75 billion credit facility is no longer subject to financial covenants.

As of June 30, 2006, Thomson is compliant with both of these covenants.

21	RESERVES FOR POST-EMPLOYMENT BENEFITS
21.1	Summary of the benefits

(€ in millions)	June 30, 2006	December 31, 2005

Pension benefit plan	439	494
Medical post-retirement benefits	399	445

Total reserves for post-employment benefits	838	939

Of which non-current	774	877
Of which current	64	62

Thomson recognised as a separate asset certain reimbursement rights in relation with its medical postretirement benefits plan in the United States. As of June 30, 2006 and December 31, 2005, the carrying value of this asset amounts to € 61 million and € 65 million, respectively and is posted in the caption “other financial asset”. The change over 2006 is due to change in exchange rate.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

21.2	Analysis of the reserves for post-employment benefits

	Pension plan benefits	Medical Postretirement benefits	Total benefits

(€ in millions)	June 2006

Opening provision	494	445	939

Net Periodic Pension Cost	19	10	29
Cash usage	(27)	(8)	(35)
Change in perimeter (1)	3	—	3
Change in held for sale provision (2)	(2)	—	(2)
Reclassification in held for sale (2)	1	—	1
Actuarial (gains) losses recognised in SORIE (3)	(44)	(19)	(63)
Other (including currency translation adjustment)	(5)	(29)	(34)

Closing provision	439	399	838

______________
(1)	Change in perimeter relates mainly to the acquisition of Canopus
(2)	Refer to Note 10.
(3)	Refer to the Statement Of Recognised Income and Expense (SORIE).
21.3	Elements of the income statement

Total expense for pensions and other benefits for the six months ended June 30, 2006 and 2005 is detailed as follows:

	Pension benefits		Medical post- retirement benefits		Total benefits

	Six months ended		Six months ended		Six months ended

(€ in millions)	June 2006	June 2005	June 2006	June 2005	June 2006	June 2005

Service cost	11	12	1	2	12	14
Financial component of benefits (*)	12	15	10	9	22	24
Expected return on plan assets (*)	(4)	(5)	—	—	(4)	(5)
Amortization of prior service costs	—	—	(1)	(1)	(1)	(1)

Total Net Periodic Pension Cost	19	22	10	10	29	32

______________
(*)	of which € 13 million net, are posted for the two periods presented in Profit from continuing operations (in financial result).

Financial component of benefits and expected return on assets are recognised through financial income.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

22	PROVISIONS FOR RESTRUCTURING AND OTHER CHARGES
22.1	Restructuring provisions

(€ in millions)	June 30, 2006

Provision at December 31, 2005	54

Current year expense (1)	42
Release of provision (1)	(7)
Usage during the period	(44)
Currency translation adjustment	(3)
Reclassification to Held for Sale	(2)
Change in Held for Sale provision	34
Other movements	(1)

Provision at June 30, 2006	73

Of which current	65
Of which non-current	8
______________
(1)	Restructuring costs, net of release have been posted as follow in the consolidated income statements:

(€ in millions)	June 30, 2006	June 30, 2005

Income from Continuing Operations
Selling general and administrative expenses and others (a)	(31)	(20)
Income from discontinued operations	(4)	(39)

Total restructuring costs	(35)	(59)

______________
(a)	Of which:

(€ in millions)	June 30, 2006	June 30, 2005

Termination costs	(31)	(19)
Write off of assets	—	(1)

Total restructuring expenses	(31)	(20)

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

22.2	Other provisions

(€ in millions)	Warranty	Others (1)	Total (2)

As of December 31, 2005	38	224	262
Current period additional provision	34	14	48
Release of provision	(4)	(16)	(20)
Usage during the period	(35)	(112)	(147)
Currency translation adjustments and other	1	1	2

As of June 30, 2006	34	111	145

______________
(1)

For the six months ended June 30, 2006, others reserves cash usage is mainly related to the commitment given by Thomson to recapitalize, one year after the sale, the Anagni Tubes plant sold in February 2005.

(2)	Split of Total provisions between non-current and current:
-	as of December 31, 2005, €185 million classified as non-current and €77 million as current,
-	as of June 30, 2006, €76 million classified as non-current and €69 million as current.
23	SHARE BASED PAYMENTS

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

The inputs into the model were the same as those used as of December 31, 2005 except for Cirpack’s plan. This plan requires remeasurement at each balance sheet date because it can be cash settled. Therefore its updated fair value as of June 30, 2006 amounts to €0.1 (compared to €0.7 as of December 31, 2005) and the change in fair value (€-0.6 per option) is recognised as compensation gain with counterpart in liabilities.

Movements of the period

No new plan has been implemented during the first semester 2006.

Regarding the retention plan of Cirpack, 50% of the options were vested on April 20, 2006 and none were exercised before May 20, 2006. These 1,012,337 options are therefore cancelled as of June 30, 2006.

Compensation expenses charged to income during the period

(€ in millions)	Six months ended June 30, 2006 (*)	Six months ended June 30, 2005

Employees subscription options plans	(4)	(3)
Retention Plans (**)	(2)	(3)

TOTAL	(6)	(6)

______________
(*)	The counterpart of this expense has been credited for €7 million to equity and for €(1) million to liability as of June 30, 2006.
(**)	Including a gain of €1 million due to the change in fair value of Cirpack’s plan (cf. above).
24	PAYABLES ON ACQUISITION OF COMPANIES

As of December 31, 2005, Thomson had a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of €138 million.

During the first semester 2006, this amount due to Thales has been paid and therefore the Group has no debt related to acquisition of companies as of June 30, 2006.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

25	EARNINGS PER SHARE

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005

Numerator:
Adjusted profit from continuing operations attributable to ordinary shareholders (€ in millions) (1)	(17)	29
Denominator (weighted shares in thousands)	286,510	297,383
Of which
BASA’s	—	2,525
Silverlake convertible (September 2004)	23,420	23,084
Cirpack and Inventel options (weighted)	2,738	450
Other stock options	203	1,306
______________
(1)	Profit from continuing operations is adjusted by the following items:

(€ in millions)	Six months ended June 30, 2006	Six months ended June 30, 2005

Profit from continuing activities	3	58
Profit from continuing activities attributable to ordinary shareholders	3	58
Potential interest payable on subordinated notes (net of tax)	(9)	—

Profit from continuing activities attributable to ordinary shareholders for basic earnings per share	(6)	58

Cancellation of the fair value gain on the derivative element of the Silver Lake convertible bond and of the interests expensed in the period	(11)	(28)
Cancellation of the gain on the change in value of the call granted to TCL as part of the deal regarding the creation of TTE	—	(1)

Adjusted profit from continuing activities attributable to ordinary shareholders for diluted earnings per share	(17)	29

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

26	ACQUISITION OF SUBSIDIARIES, ASSOCIATES AND INVESTMENTS

(€ in millions)	Six months ended June 30, 2006	Six months ended June 30, 2005

Inventel	—	(82)
Cirpack	—	(40)
ContentGuard	—	(20)
The Moving Picture Company	—	(11)
Nextamp	(2)	(7)
Other	(8)	(18)
Technicolor	—	(77)
Convergent	(31)	—
Canopus	(75)	—
Thalès Broadcast Multimedia	(133)	—

Acquisition of investments	(249)	(255)

Less cash position of companies acquired	17	11

Acquisition of investments, net	(232)	(244)

27	CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments for the six months ended June 30, 2006 for which the company is obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note, in accordance with IFRS.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Guarantees given by entities of the Group securing debt, capital leases, finance leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Contractual obligations			Amount of commitments expiring per period

(€ in millions)	December 31, 2005 Total	June 30, 2006 Total	Less than 1 year	More than 1 year

Financial debt (1)	2,322	2,656	1,496	1,160
Of which capital finance liability (2)	70	60	9	51

Payables on acquisition and disposal of companies (1)	312	77	77	—

Unconditional future payments
Operating leases (2)	438	510	75	435
Other (3)	142	114	80	34

Unconditional purchase obligations
Financial investments	32	1	1	—
Property, plant and equipment	1	2	2	—

Contingent future payments
Guarantees given (4)	167	131	2	129
Other conditional obligations (5)	200	141	75	66
______________
(1)

Financial debt and payables on acquisition and disposal of companies are reported for their principal amounts and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	Operating and finance leases are described below in this Note.
(3)

Other unconditional future payments relate to information technology service agreements, general sponsoring agreements entered into in the US, guarantees given for assets disposal, and other contractual advances.

(4)	Guarantees given for disposal of assets.
(5)

Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations. In 2005, Thomson granted to banks of Videocon a guarantee for an amount of €55 million, and reciprocally the Group received from Videocon a guarantee for the same amount (€55 million).

Commercial commitments			Amount of commitments expiring per period

(€ in millions)	December 31, 2005 Total	June 30, 2006 Total	Less than 1 year	More than 1 year

Unconditional future payments
Royalties (1)	1	1	1	—
Commercial purchase obligations (2)	129	144	88	56

Contingent future payments
Guarantees given:
- to suppliers	24	17	14	3
- for legal court proceedings and custom duties (3)	62	55	24	31
- other (4)	39	32	26	6

Total	125	104	64	40

Standby letters of credit (5)	79	92	92	—
Other commercial commitments	8	8	2	6

______________

(1)

Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(2)	Include commitments to buy advertising space for €66 million in its cinema sale house activity as of June 30, 2006.
(3)	As of June 30, 2006 these guarantees comprise:
-

Guarantees for customs duties amount to €38 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

-

The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

-

Guarantees given for legal court proceedings amount to €17 million, including a €8 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by instalment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.

(4)

Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. For the six months period ended June 30, 2006 and for the year ended December 31, 2005 these guarantees amount to €27 million, and €34 million respectively, mainly related to its broadcast activities.

(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments are disclosed in the following table as follows:

-	Forward exchange contracts, swaps and options and metal hedging contracts: for their related cash inflow and outflow amounts.
-	Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	June 30, 2006	December 31, 2005

Currency swaps	561	1,544
Forward exchange contracts	1,006	665
Interest rate swaps	1,142	1,257
Metals hedging contracts	1	—
Foreign exchange options	—	74

Total commitments given	2,710	3,540

Currency swaps	561	1,536
Forward exchange contracts	1,006	667
Interest rate swaps	1,142	1,257
Metals hedging contracts	1	—
Foreign exchange options	—	75

Total commitments received	2,710	3,535

Guarantees and commitments received amount to €58 million and €61 million as of June 30, 2006 and as of December 31, 2005, respectively.

Operating and finance leases

(€ in millions)	June 30, 2006	December 31, 2005

Future lease payments commitments given (1)	570	508
Future lease payments commitments received (2)	(34)	(27)

Net value of future lease commitments	536	481

______________

(1)	Includes operating and finance lease commitments. The increase is mainly explained by some lease contracts’ renewals in the US.
(2)	Includes mainly operating lease payments from customers of our Network Services activities within the Services division.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

28	CONTINGENCIES

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

Thomson multimedia Sales Italy tax litigation

On May 24, 2006, the “Guardia di Finanza” concluded a global tax verification on Thomson multimedia Sales Italy related to 2003 and issued “minutes” challenging (1) some deductions, (2) the tax benefits of a legal entities reorganization (3) the recovery of VAT on sales commissions and (4) for the period 2003-2005, Thomson multimedia Sales Europe (a French entity) by claiming it has a permanent establishment in Italy. Thomson is convinced of its substantially regular and correct postings and procedures and is waiting for the possible final assessments.

Brazilian tax litigation

Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non payment of the Social Contribution on Profit (“CSSL”) for a total amount of 29.3 M Reais (around €10 million) from 1994 to 2003, despite the fact that, in 1991 and 1997, a Court gave the right to Thomson not to pay CSSL as the CSSL violated the Federal Constitution. Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds of this assessment.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit. Thomson has also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. The parties await the District Court’s summary judgment ruling.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings related to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239. This claim is not an admission of liability. In May 2006, Italian customs have announced that they would also accept to submit a similar request to the EU Commission. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€58.4 million at June 30, 2006 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October, 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. On May 12, 2006 Thomson filed its first Defense Statement again attacking the Plaintiffs’ failure to comply with the procedural requirements.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. Parental Guide appealed the District Court’s decision to the U.S. Federal Circuit Court of Appeals. On April 21, 2006, The Federal Circuit Court of Appeals issued a decision affirming the Trial Court’s grant of summary judgment. The matter is now final.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The USPTO has now issued initial office actions on all seven patents rejecting all claims asserted in the litigation as unpatentable. Pegasus/PMC has initiated appeals on two of the office actions with the Board of Patent Appeals and Interferences (“BPAI”), and is expected to appeal similarly the remaining rulings. If the BPAI rejects the appeals, Pegasus/PMC has the right to appeal to the U.S. Federal Circuit Court of Appeals.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to €25 million. The ICC Court’s award was delivered on August 19, 2005. The Court acknowledges that UGC and RMB failed to manage properly their Italian subsidiary (RMB Italia SpA) and failed to cause RMB Italia SpA’s management to cooperate with Screenvision. However the ICC Court judges an absence of causal link between UGC/RMB failures and the losses incurred by Screenvision. Screenvision has lost on most of its principal claims and did not obtain any damages. Screenvision decided not to appeal.

Metabyte, Inc., et al. v. Canal Plus Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal Plus Technologies, S.A. entered into several agreements which ultimately gave Canal Plus Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal Plus Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal Plus Technologies. No milestones were ever set. In 2002, Canal Plus Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal Plus Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. In early 2003, Thomson acquired Canal Plus Technologies from Groupe Canal Plus with some guarantees related to this case. The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal Plus Technologies. Plaintiffs have initiated an appeal of the unfavourable jury verdict with the Ninth Circuit Court of Appeals.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favour of Thomson on the remaining two patents. TLC appealed that ruling to the U.S. Federal Circuit Court of Appeals. On April 20, 2006, the parties reached an agreement in principal settling all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

Thomson, Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for the remaining seven years of the contract. Although the Circleville facility no longer used oxygen, Praxair argued that the contract provided for the continuance of certain minimum payments and services, which over the remaining life of the contract could exceed $14 million (€11 million at June 30, 2006 exchange rate) (Praxair estimated the net present value at $9.85 million (equivalent to €7.74 million at June 30, 2006 exchange rate)). On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

that its remaining obligations under the contract, if any, are terminated. Praxair responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial. In May 2005, the venue of the case was transferred to Circleville, Ohio on motion of Praxair.

On March 15, 2006 the Trial Court issued a ruling granting summary judgment dismissing Thomson’s claims and finding Thomson liable for breach of the contract. The Court set a June 7, 2006 date for trial on the sole issue of the amount of damages, if any, Thomson owed Praxair under the contract. On June 9, 2006 a Circleville jury issued a verdict awarding Praxair $3,652,885 (equivalent to €2,871,878 at June 30, 2006 exchange rate). On July 5, 2006 Praxair filed a Motion for Judgment notwithstanding the verdict, new trial, or additur with the Trial Court. That motion remains pending.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson, Inc. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the jPEG standard-setting process. Thomson is defending itself alone and in conjunction within a joint defense group of other defendants. In February 2005, the suit was transferred to a multidistrict proceeding in the U.S. District Court for the Northern District of California. In June 2006, the Trial Court issued a claim construction ruling interpreting certain key terms of the patents in a fashion favourable to the defendants. Summary Judgment motions or an immediate appeal of the claim construction ruling will follow.

STV Asia, LTD v. PRN

On March 2, 2006 STV Asia, LTD (“STV”) filed suit in the U.S. District Court for the Northern District of California against Premier Retail Networks (“PRN”), Thomson subsidiary acquired from its broad group of shareholders on August 2005, alleging that PRN’s “in store media network” infringes two U.S. patents allegedly owned by STV. Initial discovery is underway in the matter.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is not exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

29	RELATED PARTY TRANSACTIONS

TCL Multimedia Technology Holdings Ltd (“TCL”)

In the ordinary course of business, Thomson provides various services to TCL. These services comprise in particular televisions manufactured on a sub-contractual basis by Thomson’s Angers facility, licenses of certain Thomson patents and trademarks, and certain other services. For the six months ended June 30, 2006 such sales amounts to €46 million. As of June 30, 2006 receivables due from TCL to Thomson amount to €44 million.

In addition, Thomson and TCL entered into a 24 months Receivable Purchase and Sale Agreement by which Thomson purchases certain TCL’s receivables and collects those receivables. With this regards, as of June 30, 2006 Thomson has loans outstanding of €50 million from TCL and recognised an amount of €1 million as financial income over the six months period closing as of June 30, 2006.

France Telecom and its subsidiaries (“FT”)

In the normal course of its business and based on market conditions Thomson made the following transactions with FT:

-

Thomson is a supplier of “Triple Play” and ADSL set top boxes and other telephone products to FT. For the six months period ended June 30, 2006, such sales amount to €108 million. At June 30, 2006, amounts due from FT to Thomson amount to €34 million.

-

In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. There were no significant developments for the period ended June 30, 2006.

Microsoft Corporation and its subsidiaries (“Microsoft”)

Thomson sells products and services to Microsoft, including, duplication and distribution services and promotional services and royalties. These sales amount to €46 million for the six months period ended June 30, 2006.

At June 30, 2006, Thomson has accounts receivables from Microsoft amounting to €9 million.

Silver Lake Partners (SLP)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC.

As of June 30, 2006, Thomson has a financial debt toward SLP amounting to €393 million (USD 500 million).

In application of IAS 39, the above mentioned financial debt has been recognised in the interim consolidated balance sheet for an amount of €354 million as of June 30, 2006. In addition, a derivative financial instrument has been recognised in the interim consolidated balance sheet as a financial liability and amounts to €28 million as of June 30, 2006. Change in fair value of the derivative instrument is charged to financial result of the Group and amounts to €16 million for the six months period ended June 30, 2006.

For the six months ended June 30, 2006, Thomson recognised net interest expenses and certain other expenses in an amount of €8 million toward SLP in the interim consolidated statement of operations.

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Thomson Group

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30	SUBSEQUENT EVENTS

On July 3, 2006 Thomson acquired for €17 million the 49% minority interest of VCF Thématiques. This acquisition follows an initial transaction made in October 2005 by Thomson with the acquisition of 51% of the capital. The initial investment took the form of a capital increase by €17 million. The company is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of €17 million as of June 30, 2006.

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PRESS RELEASE

Thomson Delivers Digital Video Recorder (DVR) to Malaysian
Operator, ASTRO

DVR delivery within scope of long term, set-top box technology agreement with ASTRO further strengthens Thomson’s decoder market share in the Asia-Pacific Region

Paris - 29 June, 2006 - Thomson (Euronext Paris:18453; NYSE: TMS) today announced it will begin shipping a new set-top box with digital video recorder this month to ASTRO, the leading satellite TV operator in Malaysia. Under the terms of a contact signed beginning of this year which gave Thomson the status of lead developer and supplier of set-top boxes and associated technology, Thomson is already providing ASTRO with an entry-level digital satellite TV set-top box in support of the operator’s ongoing customer acquisition programme. The deal to provide this new set-top box with digital video recorder coupled with an extension to the existing contract for entry-level set-top boxes is the fruit of Thomson’s commitment to broaden both its media and entertainment product offering and client base globally including in the Asia Pacific region.

Thomson Technology to Help Drive ASTRO’s Growth Strategy

With over 1.8 million residential TV subscribers across Malaysia, ASTRO is the largest multi-channel TV business in Asia, outside Japan. The company is continuing to increase subscriber numbers by extending the content and services it provides customers. The new Thomson set-top box, for example, will enable ASTRO to launch Malaysia’s first DVR service. In addition to the recording functionality, advanced features such as pausing or rewinding live TV, will give ASTRO subscribers greater control, choice and flexibility over what they watch and when, than ever before.

Customer acquisition is a priority for ASTRO and Thomson’s set-top box expertise and technology will provide it with fully-featured products to help the operator achieve its new subscriber targets and tap new revenue streams.

“We are very excited to be launching the new DVR technology in Malaysia, re-enforcing our position of product innovator in the television domain. The continued expansion of our subscriber base in Malaysia is testament to the quality and variety of programmes and services we offer and the new generation platform is a perfect example of our desire to lead the field. We are very pleased to renew our long term partnership with Thomson drawing on its innovations, expertise and proven international track record.” said David Butorac, Group Chief Operating Officer at ASTRO.

“We are delighted to have achieved yet another milestone as ASTRO’s lead supplier for set-top boxes,” said Koen van Driel, CEO, Satellite, Terrestrial & Cable Business Unit, Thomson. “In selecting our DVR solution, ASTRO has demonstrated its confidence in Thomson’s ability to bring advanced content-delivery platforms to market. When taken with our agreements with major operators in the region such as Starhub in Singapore, AUSTAR in Australia and Tata Sky in India , this contract places Thomson at the forefront of the Asia-Pacific set-top box market,” he concluded.

* * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or

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implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the US Securities and Exchange Commission.

* * *

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMs) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Thomson’s Access Platforms and Gateways (AP&G) activity, part of the company’s systems and equipment division, is a leading supplier of digital entertainment receivers to the world’s major satellite and terrestrial broadcasters, cable operators and telecom service providers. It offers a full range of digital set-top boxes, phones, broadband modems and gateways with modular VoIP, IPTV and wireless capabilities. Through its Next Generation Networks business unit, Cirpack, it is also one of the leading suppliers of softswitch solutions to migrate telecom infrastructures to NGN (Next Generation Networks) and IMS (IP Multimedia Subsystem) enabling massive deployments of broadband telephony and IP Centrex, for instance. Products are marketed under the RCA, THOMSON and CIRPACK brands. You can find more information on AP&G’s products at www.thomson-broadband.com and www.cirpack.com

About ASTRO

ASTRO is the region’s leading cross-media operator with Direct-To-Home satellite television services in Malaysia and Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guides and lifestyle magazines. ASTRO subsidiary, Celestial Pictures, owns the world’s largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

Website: www.astroplc.com

Thomson
Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Access Platforms & Gateways
Brenda Clery	+33 6 83 30 57 57	brenda.clery@thomson.net
Claudine Cécille	+33 1 41 86 67 44	claudine.cecille@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

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PRESS RELEASE

Thomson provides integrated solution for Channel One to

Upgrade Network From Analog to Digital

Thomson to Manage Pilot Program That Enhances Channel One’s National Broadcast

Infrastructure with Services and Customized Equipment from across the Thomson Group

PARIS, France, and ALPHARETTA, Ga.— July 11, 2006 —Thomson (Euronext Paris: 18453; NYSE: TMS) today announced it has reached an agreement with Channel One, the preeminent news provider for teens in the United States, to manage a pilot program which upgrades select locations in Channel One’s existing communications network from analog to digital with customized hardware, middleware, and services. The technologies for the upgrade will be provided by units across the Thomson Group, in its Services and Systems & Equipment divisions.

The pilot program contract calls for Thomson to upgrade Channel One’s analog head-end technology located at more than 100 middle schools and high schools by installing and maintaining custom-designed digital systems, including set-top boxes with digital video recorder (DVR) and digital content playout functionality from Thomson’s Systems & Equipment division. The equipment deployment for the pilot program will begin in the fall of 2006. The upgrade and integration will be led by Convergent, the network installation and management unit of Thomson’s Services division.

“Our involvement in the launch of the pilot program strengthens our long-standing and valued relationship with Channel One, and exemplifies Thomson’s commitment to providing the company with the sophisticated technologies, services, and resources it needs to create a richer viewing experience for millions of students across the country,” said R. Bryan Allen, president and chief executive officer of Thomson’s Convergent network installation and management unit. “Furthermore, it represents another example of Thomson’s industry-leading expertise in successfully transforming the traditional communications of world-class corporate, academic, and government organizations into high-impact, video-powered, and engaging broadcast networks.”

“We initiated the test rollout of a digital broadcast network to further our obligation to our teenage audience and the classroom environment. We see movement to a new broadcasting infrastructure as an exciting evolution of the Channel One network and the position we maintain as a next generation news organization,” said Judy L. Harris, president and chief executive officer of Channel One. “Channel One is pleased to be working with such a trusted business partner as Thomson as we continue to invest in and develop our network to inform teens and inspire a dialogue around topics of the day.”

The transaction expands the scope of an existing, long-term relationship with Channel One. The new contract for the pilot program was awarded to Convergent by Channel One following a detailed review of competitive bids. Under the existing agreement between the two Groups, Thomson, through its Convergent unit, manages all back-end

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satellite network equipment, transmission services, hardware installations, helpdesk operations, and network maintenance at all Channel One-affiliated middle schools and high schools in the United States. Currently, the Channel One network reaches nearly 30% of teenagers nationwide and is viewed by more than seven million students.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the SEC.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Channel One

Peabody Award-winning Channel One is the preeminent news and public affairs content provider reaching more than seven million teens in middle schools and high schools across the country, nearly 30 percent of teenagers in the U.S. In recent months, Channel One News has covered fast-breaking world events from regions such as Iraq, Kuwait, Afghanistan, Thailand, Sri Lanka, Jordan, Cuba, Venezuela, North Korea, Myanmar, and Qatar. Channel One News programming has been featured on leading networks and news programs, including CNN, ABC News, The WB, Nightline, and The Today Show. For more information: http://www.channelone.com.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Keith R. Pillow (U.S.)	+1 805 445 4254	keith.pillow@thomson.net
Jasmine Khounnala	+33 6 03 81 48 56	jasmine.khounnala@thomson.net
Pam Golden Loder (U.S.)	+1 908 889 8300 ext. 122	pgloder@goldenloder.com
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	Laurent.sfaxi@thomson.net

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PRESS RELEASE

Thomson Reaches Digital Cinema Equipment Deployment

Agreement in Europe with Kinepolis Group, Barco and Dolby

Technicolor Digital Cinema to Deploy Digital Cinema Systems with Barco 2K DLP® Projectors and Dolby Servers in 130 Kinepolis Screens in Belgium

PARIS, France — July 6, 2006 — Thomson (Euronext Paris: 18453; NYSE: TMS), through its Services division, announced it has reached a strategic, long-term agreement with Kinepolis Group, NV, one of Europe’s largest theatre circuits, and the leading exhibition chain in Belgium. Thomson’s Technicolor Digital Cinema unit will install and operate systems in Kinepolis-owned and operated screens in line with Digital Cinema Initiatives, LLC (DCI) specifications. The agreement represents the first of its kind in Europe, and demonstrates Thomson’s commitment to deploy digital cinema rollout on the European continent, in addition to North America.

Under the conditions of the agreement, Thomson will install Barco 2K projectors, based on DLP Cinema® technology of Texas Instruments, and Dolby Digital Cinema playback systems in 130 Kinepolis Group screens at 10 sites in Belgium. The company will convert approximately 50 percent of each of Kinepolis’ Belgian multiplexes to digital cinema systems by early 2007, including its new eight-screen, fully-digital facility in Bruges opening today. Thomson will transition the circuit’s remaining screens in Belgium by the end of 2007. The agreement specifically requires Thomson to deploy, maintain, and monitor all digital cinema systems deployed, including the Technicolor Digital Cinema proprietary theatre management system (TMS).

“Thomson is delighted to secure Kinepolis Group as its first European strategic partner for digital cinema,” said Joe Berchtold, president of Technicolor Theatrical Services. “Kinepolis Group has been a dedicated supporter of digital technology for years, and it is deeply committed to making these revolutionary advances available to movie-going audiences in Belgium. We are also pleased to include Barco and Dolby’s market-leading equipment that delivers the quality and reliability needed to make digital cinema an audience favorite. By leveraging Thomson’s expertise and experience in the region, and capitalizing on Kinepolis Group’s insight into European cinema markets, Thomson is extremely well positioned for making European digital cinema a reality in the near future.”

“As a pioneering, innovative exhibitor for many years, and as the industry’s first and most prolific European exhibitor to deploy digital projection systems in its multiplex network, Kinepolis Group is fully committed to the ongoing advancement of digital cinema,” said Gilbert Deley, managing director of Kinepolis Cinema. “As a result, this partnership with Thomson’s Technicolor Digital Cinema strategically supports the company’s objectives to extend its industry leadership in this important arena, and to provide Kinepolis patrons with the highest-quality in-theatre experience possible. With its proven track record of success in this space, and its worldwide industry leadership and expertise, Thomson is the right partner for assisting Kinepolis Group in furthering its digital cinema strategy.”

All hardware and software placed in each Kinepolis Group site will be generally compliant with industry-standard specifications recently published by DCI. Furthermore, the Technicolor Digital

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Cinema European plan is technology agnostic, allowing both exhibitors and studios to benefit from the best available technology.

Thomson is currently in negotiations with its film studio partners to complete digital cinema equipment usage agreements that cover digital content distribution to Technicolor Digital Cinema- operated systems in Europe. The company is also in ongoing discussions with other major European exhibitors to extend the deployment of digital cinema installations to other European countries beginning in 2007. Thomson expects to announce definitive agreements with studio and European exhibition partners in the coming months.

Today’s announcement supports Thomson’s strategic intent to strengthen its position as the world’s leading provider of services associated with end-to-end digital content preparation, distribution, and exhibition. Thomson’s intended role includes the management of the deployment of digital cinema projection systems throughout Europe, as well as the supply of related equipment and the delivery of supporting postproduction, network management, and distribution services to content owners.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the media and entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Kinepolis Group, NV

Since its formation in 1997 from the merger of Bert and Claeys, Brussels, Belgium-based Kinepolis Group, NV has evolved into the Belgian cinema market leader, and one of Europe’s leading and most technologically-sophisticated theatre circuits. In 2005, the company entertained 22.6 million cinemagoers in over 300 screens located in Belgium, France, Spain, Poland, and Switzerland. Kinepolis Group intends to bring the ultimate cinema experience to a broad audience, and specific customer groups in European, multi-functional customer and family-focused cinema complexes. The company plans to accomplish this in a way that offers the highest quality and is profitable through an innovative and personalized approach. For more information: http://www.kinepolis.com.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Keith Pillow	+1 805 445 42 54	keith.pillow@thomson.net
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

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PRESS RELEASE

Thomson Secures Strategic Agreement with FRANCE 24

For Broadcast Playout Equipment and Services

Thomson to provide the future French International News Network with broadcast playout equipment and technical services for its widely-anticipated December 2006 launch

PARIS, France — July 18, 2006 —Thomson (Euronext Paris: 18453; NYSE: TMS) today announced it has reached a multi-faceted, strategic agreement with FRANCE 24, la chaîne de l’actualité internationale, the global 24-hour satellite TV news channel.

The transaction, valued at a total of over €30 million over three years, calls for Thomson to design and build the broadcast and technology infrastructure ahead of the network’s widely-anticipated December 2006 launch, and provide a wide range of operational, maintenance, and training support services. The technologies and services will be delivered by units across Thomson, including Grass Valley Systems, part of the company’s Systems division, and Technicolor Network Services-VCF Thématiques, part of its Services division.

FRANCE 24 will broadcast news in several languages on two different channels, to Europe, Africa, the Middle East, and the East coast of the United States. Equally owned by the TF1 and France Télévisions Groups, FRANCE 24 will launch its global news coverage with a dedicated staff of over 170 bilingual broadcast journalists in Paris, as well as correspondents reporting from bureaus around the world. The editorial team will rely upon notable French news sources such as AFP, RFI, TV5 Monde, and other foreign channels.

Under the contract, which was awarded to Thomson following a detailed review of public tender offers in accordance with European public procurement regulations, Thomson’s Grass Valley business will design and install a state-of-the-art digital studio and master control room, which will be integrated into FRANCE 24’s sophisticated network architecture and technology infrastructure. Grass Valley will also provide a host of products, including cameras, encoders, and switchers. Thomson’s Technicolor Network Services unit, through its previously-acquired, Paris-based VCF Thematiques business, will deliver a wide range of services for the operation and maintenance of the technical infrastructure and will deploy more than a hundred technical staff at FRANCE 24’s site.

“We are honored by FRANCE 24’s choice of Thomson. The development of its broadcast network architecture, as well as the services we will provide, are essential to the network,” said Frank E. Dangeard, chairman and chief executive officer of Thomson. “Thomson’s involvement in this very ambitious project, gathering two of the largest French TV groups, further illustrates the company’s acquired position in digital video technologies. It also shows its ongoing success in supplying the world’s leading broadcasters with the cutting-edge services and equipment they require to seamlessly deliver engaging content to consumers around the world.”

“We are pleased to have agreed to a partnership with a company like Thomson. FRANCE 24’s decision to align itself with Thomson on this strategic initiative was based on Thomson’s ability to mobilize and deploy all necessary for such high-level project. We believe that they will be able to answer our requirements in terms of schedule, quality and budget.” said Alain de Pouzilhac, FRANCE 24’s CEO.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the SEC.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About FRANCE 24 — La chaîne de l’actualité internationale

FRANCE 24 covers world news with a French touch. FRANCE 24 broadcasts 24/7 in French and English as of December 2006. Its signal is free to broadcast, as well as being digital and free to air. It is distributed in France, Europe, The Middle East, Africa and the East coast of the United-States through cable, satellite and ADSL.

Communications Director: Nathalie Lenfant tel: +33 1 40 93 85 77

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Keith R. Pillow (U.S.)	+1 805 445 4254	keith.pillow@thomson.net
Denise Williams	+1 503 526 8160	denise.williams@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	Laurent.sfaxi@thomson.net

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2006
	By:	/s/ Julian Waldron

	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer